2007 Mineral Reserve Update
Cerro San Pedro Project
State of San Luis Potosi, Mexico

Date: March 31, 2007

Prepared for:

Metallica Resources Inc.
c/o Metallica Management Inc.
12200 E. Briarwood Ave., Suite 165
Centennial, Colorado 80112 USA
Tel: (303) 796-0229
Web site: www.metal-res.com

Prepared by:

WLR Consulting, Inc.
9386 West Iowa Avenue
Lakewood, Colorado 80232 USA
Tel/Fax: (303) 980-8528

Principal Author and Qualified Person: William L. Rose, P.E.

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2	TABLE OF CONTENTS

Item		Page

1	Title Page	1
2	Table of Contents	2
3	Summary	6
4	Introduction	10
5	Reliance on Other Experts	14
6-11	Omitted *
12	Exploration	15
	12.1 Property History	15
	12.1 Recent Exploration Activity	16
13	Drilling	18
14	Sampling Method and Approach	19
15	Sample Preparation, Analyses and Security	21
	15.1 Sample Preparation	21
	15.2 Assay Methods	21
16	Data Verification	24
17	Adjacent Properties	27
18	Mineral Processing and Metallurgical Testing	29
19	Mineral Resource and Mineral Reserve Estimates	30
	19.1 Database Information Used	30
	19.2 Validation of Database	31
	19.3 Construction of Computer Block Model	31
	19.4 Mineral Resources	35
	19.5 Mineral Reserves	37
20	Other Relevant Data and Information	43
21	Interpretation and Conclusions	44
22	Recommendations	45
23	References	46
24	Date and Signatures	47

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* The report Items 6, 7, 8, 9, 10 and 11, as required by the National Instrument 43-101, are omitted from this report. These items were presented in a prior technical report on file with SEDAR:

Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, dated November 2000.

Items 12, 13, 14, 15, 16, 18, 19.1, 19.2 and 19.3, reproduced in this report, were taken from the previous technical report:

"Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico" dated May 2, 2006.

As there are no new drilling, sampling and geologic information or metallurgical test work, text and numeric values in Items 12, 13, 14, 15, 16, 18, 19.1, 19.2 and 19.3 remain essentially the same as in the previous technical report.

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LIST OF TABLES

No.		Page

1	Cerro San Pedro Measured and Indicated Mineral Resources	8
2	Mineral Reserves by Classification @ $475 Au and $8.00 Ag	9
3	Sources of Information Used in the Feasibility Study	10
4	Available Drill Hole Database	18
5	Available Underground Database	18
6	Drill Hole Database Analytical Information	22
7	Underground Database Analytical Information	23
8	Summary of Metallurgical Tests	28
9	Metallurgical Parameters by Ore Type	29
10	Drill Hole Database Information	30
11	Block Model Limits and Dimensions	31
12	Rock Type and Structural Codes	32
13	Simplified/Grouped Structural Domains	32
14	Cerro San Pedro Measured and Indicated Mineral Resources	36
15	Cerro San Pedro Inferred Mineral Resources	36
16	Pit Limit Input Parameters – Process Recoveries and Processing Costs	37
17	Pit Limit Input Parameters – Other Economic Values and Slope Angles	37
18	Lerchs-Grossmann Pit Limit Sensitivity Analyses	38
19	Pit Design Parameters	39
20	Mineral Reserves by Rock Type @ $475 Au and $8.00 Ag	40
21	Mineral Reserves by Classification @ $475 Au and $8.00 Ag	41
22	Comparison with Previous Mineral Reserves Estimate	44
23	Combined Proven and Probable Mineral Reserves	50
24	Pit Design Parameters	51
25	Mine Production Schedule	53
26	Major Mine Equipment Fleet Requirements	54
27	Current Metallurgical Parameters by Ore Type	55
28	Process Tonnage by Ore Type	56
29	Closure and Reclamation Costs	68
30	Summary of Capital Costs by Area	70
31	Life-of-Mine Unit Operating Costs	71
32	Cerro San Pedro Project Economic Analysis	72
33	Cash Flow Sensitivities	72

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LIST OF FIGURES

No.		Page

1	Cerro San Pedro Project Location	75
2	Lerchs-Grossmann Pit Shell at $475 Au & $8.00 Ag	76
3	Ultimate Pit Plan at $475 Au & $8.00 Ag	77
4	Simplified Process Flow Sheet	78
5	General Site Layout	79

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3     SUMMARY

This report is an update to the previous Technical Report entitled "Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico" and dated May 2, 2006. Minera San Xavier, S.A. de C.V. (MSX), a wholly-owned subsidiary of Metallica Resources Inc. (Metallica), received sufficient regulatory approval to begin preproduction stripping operations in the fourth quarter of 2006. Consequently, mineral resource estimates were updated to account for mining progress through the end of 2006 – a minor change. New mineral reserve estimates are presented in this report to account for increased gold and silver prices of $475/oz and $8.00/oz, respectively, and adjustments to contract mining, ore processing and general/administration costs. Since the last technical report, there has been no additional drilling, sampling or metallurgical test work, nor has the computer-based deposit model been changed other than updating the topographic surface.

The Cerro San Pedro gold and silver heap leach project is located in semi-arid central Mexico in the state of San Luis Potosi approximately 400 kilometers (km) north of Mexico City along the interstate highway connecting Mexico City with Monterrey. The site is located 20 km east-northeast of the city of San Luis Potosi, which is the state capital with a population of approximately one million people. The site can be easily reached via a 10 km secondary road extending from the Periferico Oriente to the village of Cerro San Pedro. The San Luis Potosi airport has daily flights to Mexico City and Monterrey. Figure 1 (see Section 26) shows the location of the Cerro San Pedro project.

The Cerro San Pedro district has undergone several periods of significant mineral production over the past 400 years. In recent history, Asarco, Geocon, Bear Creek Mining, and Compania Fresnillo conducted exploration and development programs. MSX began its exploration activity at Cerro San Pedro in April 1995. Metallica elected to seek a major mining company as a joint venture partner to further evaluate the property and executed an agreement with Cambior Inc. (Cambior) in early 1998.

In May 2000, Glamis Gold Ltd. (Glamis) acquired Cambior’s Mexican holding company and assumed the terms of the joint venture agreement executed by Cambior with Metallica. In February 2003, Metallica acquired Glamis’ 50% interest in the project, excluding a royalty on net proceeds. In March 2004, Metallica acquired and cancelled the Royalty Deed on the Cerro San Pedro project that was retained by Glamis de Mexico, S.A. de C.V. Metallica, through its wholly-owned subsidiary MSX, now controls 100% of the Cerro San Pedro project. The only outstanding royalty is a 1.95% gross value royalty owned by Newmont Mining.

In the last three years, there have been a number of legal challenges to MSX’s control of surface rights in the project area and to the explosives and environmental mining permits. Currently Metallica, through MSX, controls 50 mineral concessions, totaling 3,222 hectares (ha). However, in 2004, the surface lease agreement that MSX signed with the inhabitants of the Cerro de San Pedro Ejido was declared null by the Agrarian court in San Luis Potosi.
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 This decision was reversed on appeal. In addition to the valid lease, a Temporary Occupancy order and Right of Way were granted by the General Mining Directorate, or DGM, to insure land tenure for the same area. The Temporary Occupation applies to the mine area and the Right of Way permits MSX surface rights for the haul road to the process area.

MSX received the 2007 "Permit for the Purchase and Use of Explosives" on December 23, 2006. SEMARNAT reviewed the Environmental Mining Permit (MIA) for conformity to current environmental laws and made several modifications to update the document, which was issued on April 10, 2006. In legal action regarding the MIA, there is still a complaint filed by Pro San Luis Ecologico, a portion of which was resolved in MSX’s favor, with the remainder pending resolution. A constitutional protection action ("amparo") against SEMARNAT filed in 2004 is also pending resolution.

MSX’s agreement with the Institute of History and Archeology (INAH) signed on September 1, 2005 to protect certain historical structures in the village of Cerro de San Pedro has not changed from the previous technical report. MSX presently has the necessary permits to resume construction and begin operations at Cerro San Pedro.

Three feasibility studies have been completed to date on the project: one by Kilborn International for Metallica Resources Inc. in February of 1997, one by Cambior Inc. in December of 1999 and one by Glamis Gold Ltd. in November of 2000. The most recent study completed by Glamis has been previously filed, in its entirety, as a technical report.

Between 2000 and March 2005, it was decided that the Cerro San Pedro town site on the property would be protected from any mining incursion (see the INAH agreement above). Mineral resources are reported using this town site restriction and further constrained by a floating cone pit shell based on a gold price of $800/oz. The intent of using resource estimates derived from a floating cone pit shell is full compliance with CIM Standards referenced by Canadian NI 43-101 which state that a mineral resource is an inventory of mineralization that "might become economically extractable." Table 1 summarizes the mineral resource estimates for the Cerro San Pedro project that have been updated for mining progress through the end of 2006.

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Table 1
Cerro San Pedro Measured and Indicated Mineral Resources
(Based on a $800/oz Au & $12.31/oz Ag Pit Shell)
				Tonnage & Grade
Gold Cutoff	Measured				Indicated		Total M & I
Grade	Tonnes	Au	Ag	Tonnes	Au	Ag	Tonnes	Au	Ag
(g/t)	(000’s)	g/t	g/t	(000’s)	g/t	g/t	(000’s)	g/t	g/t
0.2	106,230	0.55	20.3	9,853	0.47	19.5	116,083	0.54	20.2
0.3	84,809	0.63	22.1	5,964	0.62	22.0	90,773	0.63	22.1
0.4	63,609	0.72	24.6	3,886	0.76	24.2	67,495	0.72	24.5
Contained Ounces x 1000
Gold Cutoff	Measured			Indicated			Total M & I
Grade	Gold	Silver		Gold	Silver		Gold	Silver
(g/t)	oz	oz		oz	oz		oz	Oz
0.2	1,880	69,300		150	6,200		2,030	75,500
0.3	1,710	60,400		120	4,200		1,830	64,600
0.4	1,460	50,300		100	3,000		1,560	53,300

The proven and probable mineral reserves presented in the previous Mineral Reserve Update (Technical Report dated May 2, 2006) were based on a gold price of $400/oz and a silver price of $6.15/oz. Total mineral reserves were then projected at about 70 million tonnes of ore grading 0.55 g Au/t and 23.0 g Ag/t. About 75 million tonnes of waste stripping were also estimated, for a stripping ratio of 1.07:1 (tonnes waste per tonne of ore).

From the identical computer-based block model of the deposit, with year-end 2006 topographic adjustments, an updated mineral reserve has been calculated using revised metal prices of $475 per ounce gold and $8.00 per ounce silver. Mining, processing and general/administration costs used to define ore cutoffs were increased to MSX’s budgeted levels for 2007, which incorporate cost projections made by the mining contractor (Washington Group International). The current INAH protective buffer was used to constrain the new ultimate pit plan and, hence, the mineral reserve estimates in this report.

The updated mineral reserves are presently estimated at almost 86 million tonnes of ore grading 0.55 g Au/t and 22.5 g Ag/t. Waste is estimated at over 108 million tonnes, for a stripping ratio of 1.26:1. Contained metal is estimated at about 1.51 million ounces of gold and 62.0 million ounces of silver. At a price-derived equivalency ratio of 60:1 (Ag:Au), excluding recovery factors, the proven and probable mineral reserves at Cerro San Pedro contain approximately 2.55 million ounces of equivalent gold. Table 2 summarizes the proven and probable components of the new mineral reserve estimate.

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Table 2
Mineral Reserves by Classification @ $475 Au & $8.00 Ag
Classification	Ore Ktonnes	Au (g/t)	Ag (g/t)	Waste Ktonnes	Total Ktonnes
Proven	82,278	0.55	22.3	64,977	147,255
Probable	3,535	0.57	25.1	25,783	29,318
Other Waste	-	-	-	17,566	17,566
Total	85,813	0.55	22.5	108,326	194,139

All of the estimated mineral reserves are contained within the mineral resources summarized in Table 1. The above mineral reserve estimates are as of January 1, 2007, reflecting mining progress through the end of 2006.

All of the mineral reserve estimates presented in this Technical Report are contingent upon Metallica/MSX prevailing in its present legal actions and receiving and/or maintaining the necessary permits for project construction and operation.

A mine production and ore processing schedule has been developed that projects a mine life of 10 years and a calculated average ore production rate of about 28,000 tpd. The Cerro San Predro project economic analysis forecasts annual cash flows after Year 1 (2007) that generally range between US$12 million and US$22 million, varying according to grade fluctuations and waste stripping requirements. Base case project cash flows are estimated to total nearly US$199 million, using variable gold and silver price assumptions derived from recent market experience. Assumptions and details of this economic analysis are presented in Section 25.10.

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4     INTRODUCTION

In this report the term "Metallica" can refer to either Metallica Resources Inc. or any wholly-owned subsidiary of Metallica Resources Inc. The term "Cambior" can refer to either Cambior Inc. or any wholly-owned subsidiary of Cambior Inc. The term "Glamis" can refer to either Glamis Gold Ltd. or any wholly-owned subsidiary of Glamis Gold Ltd. The term "MSX" refers to Minera San Xavier S.A. de C.V., the Mexican company which owns the Cerro San Pedro project. Metallica owns 100% of MSX.

In a previous Technical Report entitled Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000 ("Feasibility Study"), Metallica presented the results of a complete feasibility study for the Cerro San Pedro project. Areas of study and primary sources of information used in support of the Feasibility Study are summarized below in Table 3.

Table 3
Sources of Information Used in the Feasibility Study
Area	Services Provided	Name of Company/Consultant
Geology	Management	Minera San Xavier
	Assaying	Bondar Clegg
	Modeling, Resource Estimation	Minera San Xavier
	Deposit Geology	Mark Petersen, current Metallica VP Exploration
	Mineralogy/Petrography	Petrographic Consultants, Intl.
Mining	Mine Design/Engineering	Glamis / Mine Reserves Associates
Independent Mining Consultants, Inc.
	Model Verification	GeoSight, Inc.
Glamis / Mine Reserves Associates
	Previous Reserve Evaluations	Cambior
	Slope Stability	Brawner & Associates
Metallurgy	Management	Glamis
	Bottle Rolls, Columns, CN Sol.	McClelland Laboratories
	Diagnostic Testing/Reagent	Resource Development Inc. (RDI)
	Ore Characterization	METCON Research, Inc.
Work
	Database/Statistical Analysis	Ron Radzieta / Zuker Geochemistry Group
Unifield Engineering
	Solution Chemistry	Times Ltd. (Mudder)
McClelland Laboratories

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Table 3 (continued)
Sources of Information Used in the Feasibility Study
Area	Services Provided	Name of Company/Consultant
Processing	Management	Glamis
	Heap Modeling	Unifield Engineering
	Costing/Data Review	R. Hyyppa
	Leach Pad	Westec / Amec
	Merrill-Crowe Plant Design	Summit Valley Equipment & Engineering
Electrical and Communication	Management	Glamis / Minera San Xavier
	Electrical Power Line	Procoin / CFE
	13.8 kV Distribution Line	Cypesa / Procoin
	Main Substation	Cypesa
	Communication	Telmex / Glamis
Infrastructures	Management	Glamis / Minera San Xavier
	Housing	Constructora Rosval / Constructora y Edificadora B&F
	Access Road	Minera San Xavier
	Water Management	Sodinco Group
Environmental	Management	Minera San Xavier
	Baseline/impact Analysis	Behre Dolbear de Mexico
	ARD Evaluations	Chemac Environmental Services
Geochemica, Inc.
	Water Balance Modeling	Womack and Associates
Water Management Consultants
	Closure Planning	Shepherd Miller
Closure Strategy Group (CSG)
	Permitting	Minera San Xavier
Other	Socioeconomics	Minera San Xavier
	Taxation	Minera San Xavier / Glamis

The Feasibility Study mineable (i.e., mineral) reserve estimate was based on prices of $275 per ounce gold and $5.25 per ounce silver. The Amended Technical Report dated November 24, 2003 updated the mineral reserve estimate based on revised prices of $325 per ounce gold and $4.62 per ounce silver. Similarly, the Technical Report Update dated March 30, 2005 presented a mineral reserve estimate based on gold and silver prices of $375/oz and $5.77/oz, respectively. The March 30, 2005 report also restated the mineral resource estimates to delineate those portions that are accessible by open pit mining methods (the current business model for the project) and constrained by an $800/oz Au Lerchs-Grossmann pit shell. The Mineral Reserve Update dated May 2, 2006 presented the mineral reserve estimates based on gold and silver prices of $400/oz and $6.15/oz, respectively.

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In this report, mineral reserve estimates have been revised to account for prices of $475 per ounce gold and $8.00 per ounce silver, as well as revised mining, ore processing and general/administration costs reflective of MSX’s 2007 operating budget. Mr. William Rose, the report’s author and an independent qualified person of WLR Consulting, Inc. (WLRC), performed the Lerchs-Grossmann pit limit evaluations, ultimate pit design and mineral reserve estimation that comprise the new results summarized in this study. He also updated the mineral resource estimate to account for the limited amount of mining (preproduction stripping) conducted through the end of 2006.

Mr. Rose has visited the Cerro San Pedro project site during October 8-10, 1996. During this visit, he inspected the pit and waste dump areas, access routes to the project site, many of the underground and surface workings, and the village of Cerro San Pedro. A second trip to the project site was made during April 7-8, 2004.

The computer-based geologic and interpolated grade model of the Cerro San Pedro deposit has not changed from the Feasibility Study completed by Glamis. No new drilling, sampling or metallurgical testing has been performed since its completion.

This Technical Report has been prepared to comply with Canadian National Instrument 43-101. Previously reported information is summarized and/or reproduced to provide an overall understanding of the project. The reader is referred to the Feasibility Study for specific details and support.

Terms of Reference

Unless otherwise specified, all units of measurement in this report are in System International (SI) units and all currency is reported in United States dollars. Tonnes refer to metric tonnes (1000 kg, or 2204.6 pounds).

List of Abbreviations

gold	Au
silver	Ag
lead	Pb
zinc	Zn
copper	Cu
molybdenum	Mo
arsenic	As
antimony	Sb
mercury	Hg
manganese	Mn

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List of Abbreviations (continued)

bismuth	Bi
cyanide	CN

gram	gm
kilograms	kg
metric tonne	t
1000 metric tonnes	ktonnes
grams per tonne	g/t

milliliters	ml
gram per liter	gpl
parts per million	ppm

centimeter	cm
meters	m
kilometers	km
hectares	ha

Centigrade	C

Troy ounce	oz
1000 troy ounces	koz
U.S. dollars	$

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5     RELIANCE ON OTHER EXPERTS

In the fall of 2005, Metallica retained Mr. Bruce Thorndycraft, a consulting metallurgist and chemical engineer, to review the predicted reagent consumptions for the proposed heap leach operations at Cerro San Pedro. Based on his experience, Mr. Thorndycraft recommended in a memorandum dated November 9, 2005, that sodium cyanide and lime consumptions be reduced from the levels originally predicted by the metallurgical test work. This has resulted in slightly lower ore processing cost estimates used by WLRC in the definition of the pit limits and mineral reserve estimation. Mr. Thorndycraft’s recommendations are summarized at the end of Section 18.

As with the previous technical reports dated March 30, 2005 and May 2, 2006, WLR Consulting, Inc. has relied on the opinions of Metallica and its attorneys regarding the legal status of its property rights and the necessary permits for construction and operation. The text in the summary (Sections 3 and 19) pertaining to the current status of permits and legal actions affecting development of the project was summarized from a letter written to the author by Mr. Donald E. Hulse, General Manager of Minera San Xavier, S.A. de C.V. on January 24, 2007.

The text in Section 25 pertaining to additional requirements for production and development properties was sourced from the 2000 Glamis Feasibility Study and updated by the following experts to reflect actual construction and operating procedures: Mr. Troy J. Fierro, Metallica Resources Vice President of Operations, extracted select language from the Glamis Feasibility Study and updated the text to reflect the current conditions of the project; Mr. Robert Martinez, independent contractor and Metallica Resources Board member, reviewed and updated Section 25.2 (Gold Recovery); Mr. Brad J. Blacketor, Metallica Resources Chief Financial Officer, reviewed and updated Section 25.7 (Taxes and Royalties) and contributed to Section 25.9 (Economic Analysis); and Mr. Richard Hall, Metallica Resources President and Chief Executive Officer, contributed to Section 25.9 (Economic Analysis).

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12     EXPLORATION

12.1 Property History

The Cerro San Pedro district has undergone several periods of significant mineral production dating back more than 400 years. Initial mining activity is reported to have begun in 1575 when the Spanish discovered outcropping bonanza-type gold and silver mineralization. Following this discovery, mining continued until 1663 when a mine fire collapsed the main production stope. Although there are no reliable production records for this period, it is estimated that approximately 1.5 to 2 million tonnes of high-grade gold-rich ore were mined by the Spanish. After the mine fire in 1663, small-scale production continued intermittently for the next two hundred years.

The second major period of mining activity began in 1870 when Minera La Victoria y Anexas consolidated approximately 80% of the district. During this period, the Minera La Victoria Company drove the Victoria adit under the collapsed stope in an attempt to regain access to the bonanza-grade ore bodies, as well as to deeper ore bodies located to the west. Because of its lower grade, porphyry-hosted mineralization was not mined at this time, although haulage tunnels driven by the company exposed a significant amount of low-grade disseminated mineralization throughout the central part of the district.

Concurrently, the El Barreno Company completed extensive development of chimney and manto ore bodies in the Barreno Hill area. By 1904 there were more than 100 active mine adits in the district. All mining operations were reportedly suspended between 1925 and 1930.

In 1930, mining activity resumed when Asarco optioned the property and began mining oxide ore from a large limestone-hosted breccia pipe on the west flank of Barreno Hill. At the same time, Asarco's underground development work to the south mined progressively deeper sulfide ore bodies occurring along the upper limestone-porphyry contact at depths between 300 and 500 meters (m) from the surface. Both limestone and sulfide ore was shipped by train to the Asarco smelter in San Luis Potosi. Production continued uninterrupted until 1953 when operations were officially suspended due to a labor dispute. Asarco's total production during this period is reported as one million tonnes of direct flux limestone ore grading 1.8 grams per tonne gold (g/t Au), 60 g/t silver (Ag) and 2 million tonnes of sulfide ore grading 4.5 g/t Au, 325 g/t Ag, 5% lead (Pb), 8.5% zinc (Zn), and 4% copper (Cu). It is estimated that by the end of Asarco's mining activities in the early 1950's, approximately 2.5 million ounces of gold and 40 million ounces of silver had been produced from the Cerro San Pedro district.

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12.2 Recent Exploration Activity

Renewed interest in the Cerro de San Pedro district began in 1970 when Geocon S.A. evaluated the district's potential for a large tonnage, low-grade, bulk minable deposit. They conducted an extensive mapping and sampling campaign that resulted in the collection of 659 continuous channel samples over approximately four km of underground workings. Based on this work, a resource of 50 to 75 million tonnes averaging 0.60 to 0.80 g/t Au, and 20 to 35 g/t Ag was estimated. Geocon dropped the property, however, due to the low metal prices in effect during the early 1970's.

In April, 1980, Bear Creek Mining Company optioned the property and initiated a second exploration campaign targeting the northern area between the Gran Hundido and Abundancia mine, and the Barreno pit to the southwest. This program consisted of detailed surface and underground mapping in conjunction with extensive sampling of over approximately 3 km of underground workings. Most of Bear Creek's work was focused on limestone-hosted mineralization related to a large breccia pipe exposed in the Barreno pit. Although their original objective was to evaluate the district's potential for a large bulk mineable gold-silver resource, attention eventually shifted toward potential high-grade silver mineralization developed along the Princessa Fault zone along the north side of Cerro Barreno. Three shallow core holes were drilled to test the upper portions of this zone, however, grades were lower than anticipated and, by the end of 1981, the decision was made to drop the property.

In 1985 and 1986, Acheron Resources Ltd., a Vancouver-based junior mining company, optioned the property and built a small heap leach facility in an attempt to recover gold from approximately 15,000 tonnes of dump material produced from old mine workings. Although the project succeeded in producing gold, no records are available.

In 1989, Compania Fresnillo S.A. optioned the property from the present day owners and began an extensive exploration program, which lasted over the next four years. Like their predecessors, Geocon and Bear Creek, Fresnillo's primary objective was to evaluate the district's potential for a large low-grade bulk mineable gold-silver deposit. Fresnillo's program involved detailed surface and underground mapping, systematic geochemical and metallurgical sampling, and the completion of more than 38 reverse circulation holes totaling approximately 9,400 m. Based on this work, Fresnillo estimated a mineable reserve of 17 million tonnes averaging 1.02 g/t Au and 16 g/t Ag with an average stripping ratio of 2.8:1. An additional possible resource of 9.4 million tonnes averaging 0.41 g/t Au, 16 g/t Ag was also inferred. In October, 1993, Fresnillo decided to drop the project for internal corporate reasons.

Building upon the work of its predecessors, in April, 1995, MSX began its exploration campaign at Cerro San Pedro. This program has involved comprehensive data compilation, detailed geologic mapping, geochemical sampling, geophysical prospecting, reverse circulation and diamond drilling, and bulk sample collection for metallurgical test work. During 1995, MSX completed approximately 12,000 m of reverse circulation drilling which, in combination with the

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Fresnillo drillhole data, formed the basis for the calculation of the geologic resource and mineable reserves reported in the 1995-96 pre-feasibility study. MSX's 1996 exploration program confirmed and expanded the 1995 reserve estimate, completing more that 51,000 m of exploration drilling since the beginning of MSX's activities.

In early 1997, Mine Reserves Associates, Inc. (MRA) estimated the global resource to be 250 million tonnes averaging 0.49 g/t Au and 15.5 g/t Ag, and the contained proven and probable reserves to be 77.3 million tonnes averaging 0.60 g/t Au, 24.8 g/t Ag, with an overall waste to ore ratio of 1.51:1. This was predicated upon a gold price of $400/oz and a silver price of $5.00/oz.

Metallica elected to seek a major mining company as a joint venture partner to further evaluate the property and executed an agreement with Cambior in early 1998. As part of their due diligence, Cambior drilled 11 core holes in 1997 for a total 2,650 m. In 1998, Cambior completed an additional 13 surface core holes totaling 1,439 m and 42 underground core holes totaling 3,523 m.

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13     DRILLING

The Cerro San Pedro database was established using the results from four different drilling campaigns: Bear Creek, Cia. Fresnillo, MSX-Metallica and MSX under the Cambior-Metallica Joint Venture as shown in Table 4, totaling some 271 drill holes. These companies also collected numerous channel samples in the accessible drifts and stopes as presented in Table 5.

Table 4
Available Drill Hole Database
Company	Year	DDH holes		RC holes		Total
		No.	Meters	No.	Meters	No.	Meters
Bear Creek	1982			3	276.2	3	276.2
Fresnillo	1992			49	9,518.3	49	9,518.3
MSX-Metallica	1995			47	11,970.0	47	11,970.0
MSX-Metallica	1996	28	8,568.4	78	20,894.9	106	29,463.3
MSX-CAMBIOR	1997	11	2,650.0			11	2,650.0
MSX-CAMBIOR Surface	1998	13	1,439.0			13	1,439.0
MSX-CAMBIOR Underground	1998	42	3,522.9			42	3,522.9
Total		94	16,180.3	177	42,659.4	271	58,839.7

Table 5
Available Underground Database
Company	Year	No. of Channel Samples	Meters
Bear Creek	1982	854	1397.80
Fresnillo	1990	742	742.00
MSX-Metallica	1995	100	262.38
MSX-Metallica	1996	1,304	2,289.86
MSX	1995-1998	749	2,007.30
Total		3,749	6,699.34

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14     SAMPLING METHOD AND APPROACH

Layne Drilling Services de Mexico served as the primary contractor for the reverse circulation drilling program at Cerro San Pedro. Daily supervision of drilling activities was the combined responsibility of project field geologists, the senior project geologist, and the drilling contractor. Detailed drill logs, chip boards, and sample records were prepared on site by the rig geologists, who oversaw all sampling activities at the drill rig.

The standard procedure for reverse circulation drill holes involved systematic sampling at regular 2 m intervals starting from the drill collar and continuing to total depth. Samples collected under dry conditions were split using a three-tiered Jones sample splitter. Due to poor ground conditions within the upper parts of the deposit, however, the majority of reverse circulation holes have required the injection of water. As a consequence, wet sampling methods have been necessary to maintain optimum circulation and sample return. To date, no groundwater has been intercepted at Cerro San Pedro.

Collection of wet drilling samples involved the use a rotary wet sample splitter, which reduced recovered drill cuttings into two parts: one split which was sent to Bondar-Clegg for analysis, and one duplicate split was saved for future sample analyses and test work. Suspended fines were collected by adding an anionic flocculent to each sample at the start of each sample interval. Collected samples were then allowed to sit undisturbed, until sample fines had settled sufficiently after which excess water was decanted and the samples bagged for storage and shipment to the Bondar-Clegg sample preparation facility in San Luis Potosí.

Although every effort has been made to optimize sample recovery, the abundance of historic mine workings and related collapse voids in the upper parts of the San Pedro deposit has at times proved problematic to maintaining consistent sample recovery. To overcome this, synthetic polymer (EZ-Mud® or Alcomer®) was routinely added to drilling water to increase fluid viscosity and effectively seal the outer part of the hole. In more difficult zones, sample recovery was maintained by the addition of bentonite or drilling foam. In some areas, however, the presence of large open voids precluded proper sample recovery until the drill bit had passed several meters back into solid rock. In an attempt to address this problem, a Digger® center-return hammer-bit was used in place of the conventional reverse circulation hammer to minimize sample loss through known mine workings and voids.

The sampling procedure for core holes likewise involved systematic sampling at regular two-meter intervals, except where holes intercepted major lithologic/geologic contacts or encountered mine workings and voids. The majority of core holes were completed with HQ-size core of 8.5 centimeter (cm) diameter with reductions to NQ-size core of 5.6 cm diameter where necessary. Two methods of core sample splitting were employed, depending on sample lithology.

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Limestone core samples were split using a conventional water-cooled rock saw modified to cut an approximate 2 cm slice lengthwise along each 2 m interval. Once each 2 m sample interval had been cut, the saw was cleaned and the wet fines included with the respective sample. Based on fire assay results, metallurgical samples were selected as required and submitted to McClelland Laboratories for further test work.

During the initial stages of the core drilling program, porphyry samples were also cut as half-splits using the water-cooled rock saw according to the same procedures described above. Due to porphyry’s relatively friable character under wet conditions, the sampling method for porphyry was revised to cutting dry half-splits using a Longyear jaw splitter. One half-split was submitted to Bondar-Clegg for fire assay, the remainder has been stored at the project site for reference and possible future test work.

The preparation of bulk composites for column leach testing involved the collection of approximately 500 kilograms (kg) of Begoñia Limestone, as well as the collection of three 200 kg of whole core composites of porphyry oxide material. All samples selected for bulk compositing were submitted as separate sample intervals and were subsequently composited by McClelland Laboratories. The samples for bottle roll leach tests were submitted as unsplit 2 m intervals. Head assays for these samples were subsequently entered into the drill assay database upon receipt of results from McClelland Labs. Density determinations of the various ore types were made on underground and core samples of mineralized porphyry. Split core samples of representative ore and waste rock lithologies were selected for Acid Rock Drainage (ARD) characterization and submitted to Hazen Laboratories, Golden, CO for analysis.

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15     SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1 Sample Preparation

Drill samples submitted for Au-Ag fire assay were routinely sent to the Bondar-Clegg sample preparation facility in San Luis Potosí, where each sample was dried at approximately 150 degrees Centigrade (C), weighed, and crushed to a minimum of 75% passing minus 10 mesh. Quality assurance was maintained by screening at least one sample from each daily submittal through a 10 mesh screen. The crushed sample was then passed through a Jones splitter and a representative 250 gram (gm) split was retained for subsequent pulverization. The remaining coarse rejects were rebagged and returned to the San Pedro project site for storage. The 250 gm split was then pulverized using a ring and puck pulverizer, reducing the sample to a minimum standard of 95% passing 150 mesh. Beginning in late 1995, Bondar-Clegg began separating each pulverized sample into separate 150 to 200 and 50 gm splits, the larger of which was forwarded to the Bondar-Clegg laboratory in Vancouver, B.C. for gold-silver fire assay, and the smaller retained for storage at the Bondar-Clegg facility in San Luis Potosí. Consequently, an additional set of 50 gm sample pulps remains available for future analytical work.

15.2 Assay Methods

The Bondar-Clegg fire assay procedure involves a standard 1-assay ton gold-silver fire assay with an atomic absorption (AA) finish. The assay procedures include blending of sample pulps followed by weighing of 1-assay ton (29.17 gm) splits from each sample pulp. The weighed samples are fused with an appropriate flux at a temperature of 1038 degrees C for approximately 45 minutes, allowed to cool, and subsequently cupelled at 954 degrees C for gold and 871 degrees C for silver. The cupelled sample buttons are then dissolved in aqua regia for approximately three hours and the resulting solution analyzed for gold and silver on an AA spectrometer. Sample analyses reporting above 10 g/t Au or 500 g/t Ag are re-analyzed via fire assay with a gravimetric finish. In addition, all samples reporting above 0.10 g/t Au are forwarded to Bondar-Clegg’s Reno, NV facility where they are analyzed for cyanide (CN)-soluble gold via a 1-assay ton hot CN shake leach.

Bondar-Clegg’s agitated cyanide assay procedure first involves the preparation of a second 30 gm spilt from the original sample pulp, which is mixed with 30 milliliters (ml) of 5 gram per liter (gpl) CN solution and 2.5 g/t sodium hydroxide solution to bring the solution pH up to 10.5. The sample is then agitated for one hour at 80 degrees C after which the solution is analyzed by AA. Results are initially reported in ounces per short ton of dry solids and subsequently converted to g/t. Upon receipt of results from Bondar-Clegg, all CN-soluble assay data are recorded in the San Pedro project database along with the original fire assay results for each individual sample.

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Cone Geochemical’s analytical procedure is similar to the method used by Bondar-Clegg with the exception that all sample pulps received from Bondar-Clegg are reground to 90% passing 200 mesh prior to fire assay. Gold analyses follow essentially the same procedures described above; however, silver analyses utilize a four acid digestion technique (Perchloric-Hydrofluoric-Nitric-Hydrochloric), which generally yields a more complete sample digestion resulting in a more complete analysis of total contained silver.

Geochemical analyses of surface and underground rock chip samples and selected drill intervals have also been performed by Bondar-Clegg according to a multi-element suite corresponding to district geology. Sample analyses for gold are performed via the 1-assay ton fire assay/AA finish method described above. Analyses for silver, copper, lead, zinc, arsenic, antimony, mercury and manganese are done through a multi-element ICP spectral scan. The majority of silver analyses for Metallica’s rock chip sampling program have been analyzed by ICP. As a rule, differences between the sample digestion procedures for the fire assay/AA-finish method and the ICP method result in slightly lower silver values with the latter. Skyline Labs of Tucson, AZ analyzed gold and silver from the Bear Creek underground sampling program according to standard gold-silver fire assay/AA-finish techniques. Underground sampling data from the Fresnillo and Geocon campaigns also utilized standard fire assay methods.

More than 50% of the reverse circulation samples (2,232 from a total of 4,253) collected by Fresnillo were re-assayed for gold and silver during 1996 by MSX. During the 1995 and 1996 drilling by MSX-Metallica, the samples were assayed in a systematic way for gold and silver, and sporadically for copper, lead, zinc, molybdenum (Mo), arsenic (As), antimony (Sb), mercury (Hg) bismuth (Bi), and manganese (Mn). From 1997 on, each sample was assayed for gold, silver, copper, lead, zinc, molybdenum, arsenic, antimony, mercury and manganese. Tables 6 and 7 summarize the assay information available.

Table 6
Drill Hole Database Analytical Information
Element	No. Samples	Element	No. Samples	Element	No. Samples
Au g/t	27,931	Zn ppm	12,976	Hg ppm	8,910
Ag g/t	27,919	Mo ppm	8,910	Mn ppm	8,680
Cu ppm	12,537	As ppm	8,910	Au CN	12,710
Pb ppm	12,975	Sb ppm	8,910	Ag CN	622

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Table 7
Underground Database Analytical Information
Element	No. Samples	Element	No. Samples	Element	No Samples
Au g/t	2,153	Zn ppm	2,060	Hg ppm	2,060
Ag g/t	2,153	Mo ppm	2,025	Mn ppm	1,638
Cu ppm	2,060	As ppm	2,060	Bi ppm	2,060
Pb ppm	2,060	Sb ppm	2,060

ppm = parts per million

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16     DATA VERIFICATION

Check assay procedures for drill samples were performed regularly to verify both Bondar-Clegg’s fire assay results as well as the sample preparation method. To verify analytical results, every 25th sample pulp from the regular analytical sequence was submitted to Cone Geochemical for a repeat gold-silver fire assay as a check against the results reported by Bondar-Clegg. To check the sample preparation method, a second assay pulp is prepared from every 25th sample. This sample was analyzed by Bondar-Clegg and was reported as if it were a separate sample in the analytical sequence. These assay verification procedures were employed in addition to Bondar-Clegg’s standardized internal quality control procedures that involve the preparation and analysis a second sample pulp at least once in every 40 samples or a minimum of 1 in any submittal of 10 or more samples.

Since 1995, assaying and assay verification have been performed by Bondar Clegg Laboratories of Vancouver, Canada. The 25th sample in each batch submitted is systematically re-assayed by Bondar Clegg. If discrepancies are observed in the assay results between the original and re-assay value for either gold or silver, the entire batch is re-assayed. Bondar Clegg was also instructed in 1995 and 1996 to send a duplicate pulp sample (each 25th) to Cone Geochemical in Denver for assay verification. MSX did not submit its own analytical standards or blanks to Bondar Clegg. The Bondar Clegg assays comprise the primary assay database for the project.

MSX performed two statistical tests on assay versus re-assay results. These tests are the F-test and the Student t-Test. The F-test evaluates the probability that the variances in assay and re-assay results for gold and silver performed at Bondar Clegg are not significantly different. The Student t-Test determines whether two samples are likely to have come from the same two underlying populations that have the same mean.

The gold and silver data mean and variance for the Bondar Clegg check assays are statistically similar in both of the F-test and the Student t-Test, higher than 90% for both distributions. A conditional bias does not appear.

The comparison of gold assay results between Bondar Clegg and Cone are statistically similar and no bias was recognized. The silver assay results showed an obvious silver bias between Cone and Bondar Clegg assay results, with the Cone silver assay results being systematically higher.

The core versus reverse-circulation twin hole drill program performed during 1998 within the porphyry also suggested a silver bias, with the core holes reporting a much better silver grade than the older RC drill holes. There appeared to be no bias in the gold assays. To further investigate the cause(s) for the bias, some of the old RC samples were obtained from storage and a new split obtained and sent to Bondar Clegg. Bondar Clegg was asked to prepare these samples using the 1998 sampling protocol and to assay them for gold and silver.
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The results of the re-assaying gave higher silver grades than the original assays and the silver bias disappears as compared to the core twin assays. The 1998 sampling and assaying protocols were different from those previously used. The sample preparation was changed in that additional step of comminution was added prior to final pulverization. Silver was assayed by aqua regia digestion and AA measurement before September 1997 and after this date, by fire assay and AA measurement.

In order to further investigate this silver assay bias, 186 randomly selected coarse reject samples were collected and sent to Bondar Clegg for re-assaying in April 1999. Assay results showed the average silver grade was 32% higher for the newly assayed sample versus the original assay performed before September 1997. No silver bias was observed for samples assayed after September 1997. Gold showed no bias. The number of samples was considered insufficient to adequately correct the database.

Therefore, an extensive re-assay program was outlined. The goal was to collect approximately 14% of the overall sample database that will be used for the resource estimate. A total of 2,120 channel and drill hole coarse reject samples were collected and sent to Bondar Clegg during May 1999. Bondar Clegg prepared them using the 1998 sampling protocol. The results returned were comparable to those from the limited previous sampling program, confirming no bias for gold and a positive silver bias averaging 28% for the samples assayed prior to September 1997.

In order to obtain more confidence on the silver bias and to insure that the Bondar Clegg assay results are valid, 250 samples randomly selected from the previous 2,120 samples were sent to two independent laboratories during the month of July 1999 and 16 blanks were added to crosscheck the assay results. Cone Geochemical from Denver and Chemex Laboratory from Vancouver each received representative splits of the 250 pulps and coarse rejects samples. The samples were re-bagged and re-tagged so it was impossible for the laboratory to associate assay results from pulps and rejects. These labs were asked to perform gold-silver assays by FA/AA, silver assays by using aqua regia digestion and 4-acid digestion with AA finish and, gold cyanide and silver cyanide assays. Chemex and Cone assays confirmed the silver bias for the samples assayed by Bondar Clegg prior to September 1997. The aqua regia digestion technique produced similar silver results between Bondar Clegg, Chemex and Cone. Silver assaying with the total digestion technique by Chemex and Cone reproduced the Bondar Clegg results from the recent re-assaying program. No gold bias was observed.

The silver bias is the result of the assaying method used by Bondar Clegg prior to September 1997. The aqua regia digestion technique is insufficient to put all the silver particles in the sample into solution for subsequent analysis by the AA instrument.

Therefore, the Cerro San Pedro silver database was adjusted for sample assays performed prior to September 1997 by using polynomial regression for the channel and the drillhole samples.

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The factors were calculated from the 2,120-sample database. Overall, this results in an adjustment of 25,541 samples out of a total of 30,072 samples in the entire silver assay database. This adjustment results in raising the average silver grade by 23% based on all silver database assays and by 30% for those samples assayed prior to September 1997.

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17     ADJACENT PROPERTIES

This section is not applicable.

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18     MINERAL PROCESSING AND METALLURGICAL TESTING

The Cerro San Pedro project has been the subject of extensive metallurgical investigations that have evaluated the performance of a variety of ore types subjected to various processing flowsheets. At Cerro San Pedro, the resource value is entirely precious metals (Au and Ag), therefore, the metallurgical investigation process focused on determining the ultimate precious metals recoveries that could be achieved. Test work has been performed at a number of laboratories and includes the standard bottle roll test, column testing, cyanide solubility testing, diagnostic leaches, ore characterization testing, high solids bottle stirs (HSBS) for heap simulation, solution chemistry analysis, and mineralogical examination. Tests were conducted at various particle sizes and test parameters.

Metallurgical testing has been performed on a total of 396 different samples of core, core composites, bulk samples, bulk sample composites, underground chip samples, and reverse circulation drill cuttings. The samples have been collected throughout the known extents of the deposit. Seven distinct mineral types have been determined by different geological and metallurgical characteristics and all have been included in the testing program. These included samples of Porphyry Oxide, Begonia Limestone, Barreno Limestone, Barreno Manganese, Hospital Limestone, Porphyry Mixed (oxide and sulfide) and Porphyry Sulfide. With the exception of the Porphyry Mixed (oxide and sulfide) and Porphyry Sulfide, all samples are fully oxidized.

Samples have been taken from surface outcrop locations, from underground drifts and crosscuts, from reverse circulation drill samples, and drill core intervals. Composites were also prepared from these various sample types to provide test samples that represented various deposit ore types for metallurgical testing.

Bulk samples were taken with both lump and fine material being collected in their approximate proportions as contained in the broken rock. No crushing or breaking of lump material was done at the site. The number and type of different metallurgical tests that have been conducted are summarized in Table 8 below.

Table 8
Summary of Metallurgical Tests
Sample Type	Column Tests	Bottle Roll	HS Bottle Stirs
Porphyry Oxide	38	186	16
Begonia Limestone	22	90	20
Barreno Limestone	11	51
Barreno Manganese	12	49
Hospital Limestone	0	23
Porphyry Mixed	2	43
Porphyry Sulfide	2	19

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Table 9 below summarizes the key metallurgical parameters developed as a result of the metallurgical investigations.

Table 9
Metallurgical Parameters by Ore Type
Ore Type	% Recovery (run-of-mine)		Reagent Consumption (kg/t)
	Gold	Silver	Na Cyanide	Pebble Lime
Porphyry Oxide	75	40	0.30	3.0
Begonia Limestone	55	25	0.30	3.0
Barreno Limestone	20	5	0.30	3.0
Hospital Limestone	35	10	0.30	3.0
Barreno Manganese	20	5	0.30	3.0
Porphyry Mixed	50	45	0.6	13.2
Porphyry Sulfide	25	35	0.6	13.2

These conclusions are further supported by the independent data reviews by McClelland Laboratories, Inc. and Kappes, Cassiday & Associates.

Metallica retained Mr. Bruce Thorndycraft in November 2005 to review the metallurgical test work with regard to reagent consumptions in operating heaps versus laboratory column test predictions. Based on Mr. Thorndycraft’s experience in operations and as a consulting metallurgical and chemical engineer, cyanide and lime consumptions in Table 9 are unnecessarily high for an operating heap and would cause scaling problems in the plant. Mr. Thorndycraft recommended in a memorandum dated November 9, 2005 initial consumption rates of 0.20 kg/tonne for sodium cyanide and 2.0 kg/tonne for lime. (Mixed and sulfide porphyry ore will be encountered later in the mine’s life, which then may require higher consumption rates.) Mr. Thorndycraft’s consumption rate recommendations have been incorporated into MSX’s operating cost estimates and the parameters used to define mineral reserves.

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19     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

19.1 Database Information Used

For the construction of the present resource estimate, the results from 255 drill holes completed in three different exploration campaigns by Cia Fresnillo, MSX under Metallica, and MSX under the Cambior-Metallica Joint Venture have been used. All of the Bear Creek and 13 of the Fresnillo holes were not used because the logging data are not available. The details of the drill database are shown in Table 10.

Table 10
Drill Hole Database Information
	Year	DDH Holes		RC Holes		Total
		No.	Meters	No.	Meters	No.	Meters
Fresnillo	1992			36	9,129.3	36	9,129.3
MSX-Metallica	1995			47	11,970.0	47	11,970.0
MSX-Metallica	1996	28	8,568.4	78	20,894.9	106	29,463.3
MSX-Cambior	1997	11	2,650.0			11	2,650.0
MSX-Cambior Surface	1998	13	1,439.0			13	1,439.0
MSX-Cambior	1998	42	3,522.9			42	3,522.9
Total		94	16,180.3	161	41,994.2	255	58,174.5

All samples with no indication of recovery and/or no geologic description were discarded because these samples appear to be biased high for metal value.

Due to the existence of numerous tunnels in the project, 2,153 channel samples representing 4,560m from underground workings were also used for the resource estimate. Samples collected during Bear Creek and Fresnillo sampling campaigns were generally biased high for gold and silver and they were discarded. Channel sampling lines were treated as continuous horizontal drill holes.

The area of defined mineral resource has generally been drilled at a 50-m drill hole spacing, with some areas drilled at a closer spacing, locally to a 25 m by 25 m grid.

Surface topography data was obtained from an air photo survey commissioned to The Orthoshop of Tucson, Arizona, in 1998, and later refined on site by MSX surveyors to correct a few discrepancies around the caved areas. All the data prior to the survey have been corrected based on the new topography and added to the database.

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Underground excavation volumes were built through wire-frames obtained from surveys and old maps completed by Asarco. A check program was performed during 1998 to validate the data and, in a few cases, to correct the existing underground void model based on accessible tunnels and stopes.

19.2 Validation of the Database

Validation of the database was done by using section and plan maps to ensure that the information stored in the database occurs in the correct position and conforms to the geological interpretation. The geological data from the drill hole logging sheets were verified and any discrepancies found were corrected by a re-logging of the cores and cuttings stored at the project site. The data entered in the database was then used for the final refinement of the rock and structural models used for the present resource estimate. All the assay results were also checked and the few errors found were corrected.

19.3 Construction of the Computer Block Model

The coordinate and block dimensions of the model covers a north-south distance of 1,260 m, an east-west distance of 1,260 m, and a vertical distance of 840 m. Table 11 summarizes the dimensions of the block model.

Table 11
Block Model Limits and Dimensions
Axis	Minimum (m)	Maximum (m)	Block Size (m)	# Blocks
X (Easting)	313,650	314,910	10	126
Y (Northing)	2,457,550	2,458,810	10	126
Z (Elevation)	1,560	2,400	10	84

Geologic Domains

The Cerro San Pedro geological model has been constructed placing an emphasis on structural control relative to lithological control. A three-dimensional block model was constructed using the lithology and structural domains presented in Table 12.

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	Table 12
	Rock Type and Structural Codes
Description	Rock Code	Description	Structure Code
Barreno Limestone	100	Abundancia	1
Barreno MnOx	101	Olvidada	2
Hospital Limestone	102	Princessa	3
Begonia Limestone	103	Rosario-Porvenir	4
Begonia Carbonaceous	104	Felix Ovalle	5
Porphyry Oxide	105	Cinco de Mayo	6
Porphyry Mixed	106	West Contact Zone	21
Porphyry Sulfide	107	East Contact Zone	22
Tertiary Rhyolite	108	West Sediments	25
Tailings	109	Porphyry	26
Backfill	110	Wedge Princessa F-O	27
		East Sediments	28

The structural model contains twelve different domains defined on the basis of geological interpretation. Statistical results show that some structural domains give similar statistical results and are eligible for regrouping. Table 13 presents the simplified and grouped structural model domains.

Table 13
Simplified/Grouped Structural Domains
Code	Description
1+2+27	Abundancia + Olvidada + Wedge Princesa/Felix Ovalle
25+28	East and West Sediments
3+5+6	Princesa + Cinco de Mayo + Felix Ovalle
4	Rosario-Porvenir
21+22	West and East Contact Zones
26	Porphyry

Mineralization Envelopes

Mineralized envelopes were developed through inspection of exploration data and interpretation of data on vertical cross sections. Structural controls are the dominant geologic feature defining metal distribution at Cerro San Pedro. Distinct structural domains were defined within each rock type zone to add a controlling factor to grade distribution. Exploration data specific to each of these domains was analyzed to define geostatistical orientation and range specific to that domain.

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The structure, grade data and geostatistical parameters associated with each domain were strictly adhered to when defining the mineralized envelopes.

Composites & Statistics

Five-meter down-the-hole composites were calculated from the drill hole and channel sample database. A total of 11,904 composites were computed. The log-probability plots show distributions of moderate variability for both gold and silver with coefficients of variation between 1.00 and 2.00. Outlier thresholds were selected by interpretation.

Variography

Correlograms for silver and gold grades were computed for the combined structural domains. Cambior and MRA performed detailed geostatistical analysis, indicator thresholds for each domain were interpreted, and indicator variograms were calculated. Most variograms were modeled with a global spherical model. Anisotropy was difficult to ascertain and was only modeled if the directionality was pronounced in the experimental variograms.

Block Densities

Block specific gravities were measured by Cambior and are based on a total of 281 specific gravity determinations. The work performed by Cambior was accepted by MRA and average densities were loaded into the block model for each lithology. These densities generally ranged between 2.29 t/m3 for porphyry oxide to 2.59 t/m3 for Hospital limestone. Details of the average density assignments are presented in the Feasibility Study.

Bench Height Study

Independent Mining Consultants (IMC) was contracted to perform a study to evaluate the impact of various mining bench heights, from 2 to 10 m. The study demonstrated that there was little to no penalty in adopting a 10 m bench height.

Resource Estimate Techniques

The resource has been evaluated using five different estimation techniques: ordinary kriging (OK), the inverse distance power cube (ID3), probability assigned constrained kriging (PACK) with OK, PACK with ID3, and Restrictive Kriging (RK). Cross sections and bench level block model maps were compared for each method to determine the most representative method for estimating the CSP deposit.
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Problems associated with the traditional modeling methods, such as OK or ID to a power, are that these methods tend to overly smooth grade and do not restrict unwanted interpolation of blocks without manually establishing physical limits, such as structural and/or rock boundaries. As such, tonnages may be overestimated and grades do not represent local information. The advantage of using the RK indicator kriging method is to limit the extent of grade interpolation within mineralized envelopes and to properly represent the grade within these mineralized zones.

The RK method was recognized as a valid approach to estimating the mineral resource in this deposit. The RK method uses a single indicator approach to model grade population changes within structural domains. The geologic environment at Cerro San Pedro is a primary example of a mix between dissemination and tight structural control. Mineral grade tends to fluctuate along the structural boundaries and become more evenly distributed in the disseminated areas as you move away from these boundaries. The RK approach begins with selection of an indicator cutoff corresponding to the transition between mineralized populations. Indicator variograms are then computed to determine the continuity of mineralization above the cutoff, i.e., the variogram range.

Using the indicator variogram range as a search distance, block probabilities are estimated. Block probabilities then represent the likelihood of the block belonging to the mineralized population above the indicator cutoff. During grade estimation, the block probabilities are introduced into the kriging set of equations to adjust the kriging weights. A high block probability, suggesting that a majority of the close composites are above the indicator cutoff, will result a block with a higher estimated grade than what would have been estimated using ordinary kriging. Conversely, a block with a low block probability, suggesting isolated high grade values, would receive a lower grade estimate than ordinary kriging. In this manner, smoothing is reduced and blocks tend to receive grades more reflective of the structure and local data.

A minimum of two and a maximum of nine composites were used for estimation, with a maximum of three composites from a single drill hole. Search distances generally corresponded to variogram ranges. Horizontal search distances were 100 m in the sediments and contact zones, 150 m in the porphyry, and 50 m for all other structural domains. A 20 m vertical search distance was used for all structural domains. Outlier grade values were limited to a maximum search distance of 15 m.

Validation of the resource model was performed by inspecting various plan and sectional areas of the model. Comparisons of exploration data composites with the block model grade estimates were made to insure structural domains were adhered to and that model grades represented the local composite grade data. The behavior of the RK estimating method shows a close relationship between the block grades and the assay composite grades, which demonstrates the model is valid and represents the Cerro San Pedro mineral deposit.

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After validation, model blocks were then assigned a resource classification code, based on the following parameters:

  Measured. All estimated blocks that had a minimum of two drillholes within one-half of the variogram range from the block center.

  Indicated. All estimated blocks that had a minimum of two drillholes within the variogram range from the block center.

  Inferred. All other estimated blocks.

  19.4 Mineral Resources

  Geologic resources for the Cerro San Pedro deposit were originally reported by Glamis Corporation in 2000 using the existing drillhole database. The Glamis report was prepared prior to the enactment of Canadian National Instrument 43-101. However, the methodology applied to the estimate complies with NI 43-101 and its requirements for the definition of mineral resources. The Glamis-based mineral resource estimates were reproduced in the previous technical report entitled "Metallica Resources Inc., Cerro San Pedro Gold-Silver Project, Central Mexico, Amended Technical Report" and dated November 24, 2003.

  The resources were determined using a 3-dimensional geological block model (3DBM) that was constructed using MineSight®/MEDSystem® software developed by Mintec Inc. The 3DBM, described in Section 19.3 above, was based on the drillhole database and geological interpretations developed over many years of exploration on the property. Prior to the March 30, 2005 technical report, the reported resource was an inventory of all mineralized material within the 3DBM falling above specified cutoff grades.

  During the intervening time between 2000 and the present, it was decided that the Cerro San Pedro town site on the property would be protected from any mining incursion. This development results in 0.46 million ounces of gold and 12.3 million ounces of silver (measured, indicated and inferred material based on a 0.30 g/t gold cutoff grade) becoming inaccessible to open pit mining.

  According to the CIM Standards referenced by NI 43-101, "A Mineral Resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically extractable." The Cerro San Pedro mineral resources are presently stated to better indicate the portions of the mineralization that may become economically extractable under Metallica’s current business model (i.e., open pit mining and run-of-mine heap leach processing). These portions of the mineralization are determined using a rough pit shell, developed from a floating cone algorithm, based on an $800/oz gold price and the same technical constraints applied to the mineral reserves. This shell does not, however, reflect an economic pit design.
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  Rather, it is used simply to identify material that, under current processing technology and a reasonable gold price, could become economic.

  The mineral resources reported in Tables 14 and 15 are estimates of that portion of the mineral inventory that may become "economically extractable" under an $800/oz gold price scenario. The measured and indicated resource estimates presented in Table 14 include the mineral reserves that are described in Section 19.5. The resource estimates account for mining progress through the end of 2006.

Table 14
Cerro San Pedro Measured and Indicated Mineral Resources
(Based on a $800/oz Au & $12.31/oz Ag Pit Shell)
Tonnage & Grade
Gold Cutoff Grade (g/t)	Measured			Indicated			Total M & I
	Tonnes (000’s)	Au g/t	Ag g/t	Tonnes (000’s)	Au g/t	Ag g/t	Tonnes (000’s)	Au g/t	Ag g/t
0.2	106,230	0.55	20.3	9,853	0.47	19.5	116,083	0.54	20.2
0.3	84,809	0.63	22.1	5,964	0.62	22.0	90,773	0.63	22.1
0.4	63,609	0.72	24.6	3,886	0.76	24.2	67,495	0.72	24.5
Contained Ounces x 1000
Gold Cutoff Grade (g/t)	Measured				Indicated		Total M & I
	Gold oz	Silver oz		Gold oz	Silver oz		Gold oz	Silver Oz
0.2	1,880	69,300		150	6,200		2,030	75,500
0.3	1,710	60,400		120	4,200		1,830	64,600
0.4	1,460	50,300		100	3,000		1,560	53,300

Table 15
Cerro San Pedro Inferred Mineral Resources
(Based on a $800/oz Au & $12.31/oz Ag Pit Shell)
Gold Cutoff Grade (g/t)	Tonnage & Grade			Contained Ounces x 1000
	Tonnes (000’s)	Au g/t	Ag g/t	Gold	Silver
0.2	3,154	0.44	21.7	45	2,200
0.3	1,948	0.57	22.4	36	1,400
0.4	1,226	0.70	23.8	28	900

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  19.5 Mineral Reserves

  Pit Limit Analyses

  Pit limit evaluations of the Cerro San Pedro deposit employed the Lerchs-Grossmann (LG) algorithm to determine the extent of economic open pit mining based on run-of-mine (ROM) ore. Process recoveries and operating costs used in these pit limit evaluations are summarized in Table 16.

Table 16
Pit Limit Input Parameters – Process Recoveries and Processing Costs
Rock Type	Gold Recovery (%)	Silver Recovery (%)	Processing Cost ($/t ore)
Porphyry Oxide	75	40	0.90
Porphyry Mixed	30	40	1.80
Porphyry Sulfide	20	30	1.80
Begoñia Limestone	55	25	0.90
Hospital Limestone	35	10	0.90
Barrano Limestones & MnOx	20	5	0.90
All other rock types (waste)	0	0	n/a

  Other economic and overall slope angle parameters are summarized in Table 17.

Table 17
Pit Limit Input Parameters – Other Economic Values and Slope Angles
Parameter	Value
Gold price	$ 475 / oz
Silver price	$ 8.00 / oz
Refining recovery for gold	99.5%
Refining recovery for silver	98.0%
Freight and refining cost for gold	$ 3.00 / oz
Freight and refining cost for silver	$ 0.15 / oz
Gross receipts royalty	1.95%
Mining cost – ore	$ 1.144 / t
Mining cost – waste	$ 1.048 / t
General/administration cost	$ 0.65 / t ore
Slope angles on NW, N & NE walls (no ramps)	55 degrees
Slope angles on E, SE, SW and W walls	45 degrees

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  The economic parameters presented above have been estimated by Metallica. Mining cost estimates incorporate the latest projections made to Metallica by Washington Group International, the mining contractor for the project. Adjustments were made for new processing and general/administration (G&A) cost estimates made by MSX for operations in 2007. All prices and costs are in U.S. dollars.

  The economic and recovery parameters, along with the lithology-based densities, were incorporated within a block valuation subroutine, which stored the net dollar values per block in the computer model of the deposit. Only mineral resources with a measured or indicated classification were considered as potential ore in the LG analysis; all inferred mineral resources were treated as waste. The net dollar values were then supplied to the MEDSystem® LG program, along with the overall slope angles, to generate an economic pit shell. Contours of the resulting pit shell are presented in Figure 2 (see Section 26).

  Using Net Smelter Return (NSR) cutoffs of $2.55/tonne for Porphyry Mixed and Porphyry Sulfide material and $1.65/tonne for all other rock types, the LG pit shell at $475/oz Au and $8.00/oz Ag contains about 86.4 million tonnes of measured and indicated mineral resources grading 0.56 g/t Au and 22.8 g/t Ag. Waste rock is projected at 101.8 million tonnes, for a stripping ratio of 1.18:1 (tonnes waste per tonne of ore).

  A series of LG sensitivity analyses were conducted for a range of gold and silver prices using the base cost and recovery parameters listed in Tables 16 and 17. NSR values were recalculated for each case, but the NSR internal cutoffs remained at $2.55/tonne for Porphyry Mixed and Porphyry Sulfide material and $1.65/tonne for all other rock types. The resulting measured and indicated mineral resources and projected waste tonnages contained within these LG pit shells are summarized in Table 18.

Table 18
Lerchs-Grossmann Pit Limit Sensitivity Analyses
(Contained mineral resources include measured and indicated material above internal NSR cutoffs.
All inferred mineral resources were treated as waste.)
Price ($/oz)		Contained Mineral Resources			Waste Ktonnes	Total Ktonnes	Strip Ratio
Gold	Silver	Ktonnes	Au g/t	Ag g/t
325	5.42	44,316	0.64	26.1	47,164	91,480	1.06
375	6.25	57,999	0.61	25.3	62,750	120,749	1.08
400	6.67	64,909	0.59	24.2	69,095	134,004	1.06
425	7.08	68,402	0.58	23.8	70,371	138,773	1.03
450	7.50	79,446	0.57	23.1	93,396	172,842	1.18
475	8.00	86,365	0.56	22.8	101,767	188,132	1.18
500	8.33	90,508	0.55	22.4	105,937	196,445	1.17
550	9.17	98,847	0.53	21.8	110,129	208,976	1.11
600	10.00	105,818	0.51	21.3	112,587	218,405	1.06

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  The estimates presented in Table 18 should not be confused with mineral reserves, which are based on open pit designs that incorporate access, operating and geotechnical and other criteria in addition to economic constraints. The LG results should not be relied upon, but do provide an indication of potential mineral reserves that must be validated by proper designs. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The base case LG results used to guide the design of the ultimate pit are highlighted in bold type.

  Pit Design Parameters

  The pit design parameters are nearly identical to those used by Glamis in the Feasibility Study. Pit slope criteria follow guidelines established by C.O. Brawner Engineering. Haul road width, inclusive of berms and ditches, narrowed slightly to 30 meters, which will be adequate for off-highway haul trucks with payload capacities ranging from 91 to 146 tonnes. Other operating criteria remain as before, except the buffer zone to protect historical buildings within the village of Cerro San Pedro. Mexican regulatory authorities have not changed the INAH boundary from the buffer limit described in the previous technical report (Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico dated May 2, 2006). Table 19 summarizes the geometric parameters used in the design of the internal mining phases and ultimate pit.

Table 19
Pit Design Parameters
Parameter	Value
Slope Angles:
Interramp – North & West	55 degrees
Interramp – East	52 degrees
Interramp – South	54 degrees
Bench Face Angle	75 degrees
Bench Height	10 m
Vertical Interval between Catch Benches	20 m
Catch Bench Width (toe to crest):
North & West Wall	8.6 m
East Wall	10.3 m
South Wall	9.2 m
Designed Road Width	30 m
Designed Ramp Gradient	10%
Minimum Designed Pushback	55 m
Minimum Mining Width	30 m

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  Exceptions to the above criteria include the bottom few benches of the ultimate pit, where steeper ramp gradients of up to 12% are employed. As the mine approaches the end of its life, normal operational standards are frequently relaxed in order to maximize ore extraction.

  The new ultimate pit plan for gold and silver prices of $475/oz and $8.00/oz, respectively, is presented in Figure 3 (see Section 26). The designed pit fits closely with the base case LG pit shell and is a reasonable basis for estimating mineral reserves at Cerro San Pedro.

  Mineral Reserves

  Table 20 summarizes the new Cerro San Pedro proven and probable mineral reserve estimates by rock type. The mineral reserves are derived from proven and probable mineral resources above internal Net Smelter Return (NSR) cutoff grades that vary according to processing costs (which were assigned by rock type). An NSR cutoff of $2.55/t was used to define ore for Porphyry Mixed and Porphyry Sulfide rock types; all other material was based on a $1.65/t NSR cutoff grade. (The internal cutoff grade is based on incremental ore mining, processing and general/administration costs, but excludes the base waste mining cost in its calculation.)

Table 20
Mineral Reserves by Rock Type @ $475 Au & $8.00 Ag
Material	Ore Ktonnes	Au (g/t)	Ag (g/t)	Waste Ktonnes	Total Ktonnes
Porphyry Oxide	55,799	0.52	19.5	2,454	58,253
Porphyry Mixed	11,247	0.61	23.9	1,253	12,500
Porphyry Sulfide	4,024	0.69	27.8	1,606	5,630
Begonia Limestone	10,000	0.46	28.2	34,745	44,745
Hospital Limestone	2,424	0.56	36.2	38,581	41,005
Barreno Limestone	1,425	0.92	28.8	17,619	19,044
Barreno MnOx	1,494	1.11	39.5	2,178	3,672
Begonia Carbonaceous	-	-	-	6,928	6,928
Tertiary Rhyolite	-	-	-	210	210
Tailings	-	-	-	332	332
Unadjusted Subtotal	86,413	0.55	22.5	108,326	194,739
Less unknown U/G voids	600	0.55	22.5	-	600
Net Mineral Reserves	85,813	0.55	22.5	108,326	194,139

  As with previous technical reports, an adjustment of 600,000 tonnes was made to account for unknown underground voids that may be encountered over the course of open pit mining operations. Known underground voids have already been accounted for in the development of the computer-based deposit model.

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  Table 21 shows the breakdown of the mineral reserves by classification. These estimates include both proven and probable mineral reserves, which correspond to measured and indicated mineral resources within the designed economic (ultimate) pit limits shown in Figure 3. All inferred mineral resources are treated as waste.

Table 21
Mineral Reserves by Classification @ $475 Au & $8.00 Ag
Classification	Ore Ktonnes	Au (g/t)	Ag (g/t)	Waste Ktonnes	Total Ktonnes
Proven	82,278	0.55	22.3	64,977	147,255
Probable	3,535	0.57	25.1	25,783	29,318
Other Waste	-	-	-	17,566	17,566
Total	85,813	0.55	22.5	108,326	194,139

  All of the mineral reserves presented in Tables 20 and 21 are contained within the mineral resource estimates presented in Table 14 in Section 19.4. These mineral reserve estimates are as of January 1, 2007, reflecting mining progress through the end of 2006. The mineral resource and mineral reserve estimates presented in this technical report were prepared by William L. Rose, P.E., Principal Mining Engineer for WLR Consulting, Inc. Mr. Rose meets the requirements of an independent qualified person under Canadian NI 43-101 standards (see Certificate of Author in Section 24).

  Total Cerro San Pedro mineral reserves at prices of $475/oz Au and $8.00/oz Ag are estimated at nearly 86 million tonnes grading 0.55 g/t Au and 22.5 g/t Ag. Waste stripping is estimated at over 108 million tonnes, resulting in a strip ratio of 1.26 tonnes of waste per tonne of ore. The total material tonnage for the designed ultimate pit, which includes the above mineral reserves, is approximately 194 million tonnes. Contained metal is estimated at about 1.51 million ounces of gold and 62.0 million ounces of silver. At a price-derived equivalency ratio of 60:1 (Ag:Au), excluding recovery factors, the proven and probable mineral reserves at Cerro San Pedro contain approximately 2.55 million ounces of equivalent gold.

  Due to the low-grade nature of the Cerro San Pedro deposit, all of the mineral reserve estimates presented in this report are sensitive to precious metal prices, recoveries and project operating costs. Mineral reserve estimates in subsequent evaluations of the Cerro San Pedro project may vary according to changes in these factors and to the extent of ongoing mining activity.

  In the last three years, there have been a number of legal challenges to MSX’s control of surface rights in the project area and to the explosives and environmental mining permits. Currently Metallica, through MSX, controls 50 mineral concessions, totaling 3,222 hectares (ha).

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  However, in 2004, the surface lease agreement that MSX signed with the inhabitants of the Cerro de San Pedro Ejido was declared null by the Agrarian court in San Luis Potosi. This decision was reversed on appeal. In addition to the valid lease, a Temporary Occupancy order and Right of Way were granted by the General Mining Directorate, or DGM, to insure land tenure for the same area. The Temporary Occupation applies to the mine area and the Right of Way permits MSX surface rights for the haul road to the process area.

  MSX received the 2007 "Permit for the Purchase and Use of Explosives" on December 23, 2006. SEMARNAT reviewed the Environmental Mining Permit (MIA) for conformity to current environmental laws and made several modifications to update the document, which was issued on April 10, 2006. In legal action regarding the MIA, there is still a complaint filed by Pro San Luis Ecologico, a portion of which was resolved in MSX’s favor, with the remainder pending resolution. A constitutional protection action ("amparo") against SEMARNAT filed in 2004 is also pending resolution.

  MSX’s agreement with the Institute of History and Archeology (INAH) signed on September 1, 2005 to protect certain historical structures in the village of Cerro de San Pedro has not changed from the previous technical report. MSX presently has the necessary permits to resume construction and begin operations at Cerro San Pedro.

  All of the reported mineral reserves are dependent on MSX maintaining its surface rights and mining, historical preservation and environmental permits. Other than the actions described above, WLRC presently knows of no environmental, permitting, legal, title, taxation, socioeconomic, marketing, political or other relevant issues that may materially affect the mineral reserve estimates presented in this report.

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  20     OTHER RELEVANT DATA AND INFORMATION

  WLRC is not aware of other relevant data or information regarding the Cerro San Pedro project.

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  21     INTERPRETATION AND CONCLUSIONS

  The results of the mineral reserve analysis presented in this Technical Report indicate an increase in the estimated mineral reserves that correspond to higher gold and silver prices of $475/oz and $8.00/oz, respectively. The higher metal prices more than offset the effects of higher projected operating costs in MSX’s 2007 budget. Mineral reserves are now estimated at nearly 86 million tonnes of ore grading 0.55 g/t Au and 22.5 g/t Ag. Waste that must be stripped during open pit mining is projected at over 108 million tonnes, for a stripping ratio of 1.26:1 (tonnes waste per tonne of ore). Contained metal is estimated at about 1.51 million ounces of gold and 62.0 million ounces of silver. The ultimate pit limits have expanded primarily to the north and northwest from the previous design.

  In comparison, the May 2, 2006 Mineral Reserves Update projected mineral reserves at about 70 million tonnes of ore grading 0.55 g/t Au and 23.0 g/t Ag for respective gold and silver prices of $400/oz and $6.15/oz. Waste stripping was estimated at about 75 million tonnes, for a stripping ratio of 1.07:1. Table 22 below compares last year’s mineral reserves (May 2, 2006) estimates with those presented in this Technical Report (March 31, 2007).

Table 22
Comparison with Previous Mineral Reserves Estimate
(Combined proven & probable mineral reserves. koz = oz x 1000.)
Technical Report	Ore Ktonnes	Au (g/t)	Ag (g/t)	Contained Au (koz)	Contained Ag (koz)	Waste Ktonnes	Total Ktonnes
31 Mar 2007, $475 Au, $8.00	85,813	0.55	22.5	1,510	62,000	108,326	194,139
2 May 2006, $400 Au, $6.15 Ag	69,885	0.55	23.0	1,240	51,700	75,050	144,935
Difference	+15,928	0.00	-0.5	+270	+10,300	+33,276	+49,204
% Difference	+23%	0%	-2%	+22%	+20%	+44%	+34%

  The Cerro San Pedro ore deposit is characterized by large tonnages and low grades. Mineral reserve estimates for this deposit are, consequently, sensitive to metal prices, metallurgical recoveries and operating costs.

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  22     RECOMMENDATIONS

  As mentioned in previous technical reports, MSX engineers should periodically review current metals prices, metallurgical performance and its operating cost experience with respect to cutoff grade policy. These parameters, along with any new geologic and assay data, may impact the ultimate pit design and mineral reserve estimates. The ultimate pit limits should be carefully reviewed during the first two years of operation as MSX will likely have to commit to a specific design, particularly along the north wall, because of advanced stripping requirements.

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  23     REFERENCES

  Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000.

  Cambior Inc. / Metallica Resources Inc., Cerro San Pedro Project, Feasibility Study, November 1999.

  Kilborn International, Minera San Xavier, S.A. de C.V., Cerro San Pedro Project, Feasibility Study, February 1997.

  WLR Consulting, Inc., Metallica Resources Inc., Cerro San Pedro Gold-Silver Project, Central Mexico, Amended Technical Report, November 24, 2003.

  WLR Consulting, Inc., Metallica Resources Inc., Cerro San Pedro Gold-Silver Project, Central Mexico, Technical Report Update, March 30, 2005.

  WLR Consulting, Inc., Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico, May 2, 2006

  Donald Hulse, General Manager of Minera San Xavier, S.A. de C.V., letter on the status of permits and legal actions affecting Cerro San Pedro project development, January 24, 2007.

  The feasibility studies and technical reports listed above are based on numerous detailed reports and studies that provided the support for each of the feasibility and mineral reserve evaluations. These reports are included by reference.

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  24     DATE AND SIGNATURES

  The effective date of this report is March 31, 2007.

  The principal author and Qualified Person for this Technical Report is Mr. William L. Rose, P.E. His certificate and signature are presented on the following pages.

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  CERTIFICATE OF QUALIFIED PERSON

  I, William L. Rose, P.E., due hereby certify that:

  1.     I am currently employed as Principal Mining Engineer by:

  WLR Consulting, Inc.
  9386 West Iowa Avenue
  Lakewood, Colorado 80232-6441
  U.S.A.

  2.     I graduated with a Bachelor of Science degree in Mining Engineering from the Colorado School of Mines in 1977.

  3.     I am a:

    Registered Professional Engineer in the State of Colorado (No. 19296)

    Registered Professional Engineer in the State of Arizona (No. 15055)

    Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (No. 2762350RM)

  4.      I have worked as a mining engineer for 29 years since my graduation from college.

  5.      I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

  6.      I am responsible for the overall preparation of the technical report titled "2007 Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico" and dated March 31, 2007 (the "Technical Report") relating to the Cerro San Pedro property. Sections 12, 13, 14, 15, 16, 18, 19.1, 19.2, 19.3 and 19.4 and portions of Section 4 were compiled from information contained in the reports referenced in Item 23. I have visited the Cerro San Pedro project site during October 8-10, 1996 and April 7-8, 2004, and I have reviewed the data contained in the report entitled "Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000."

  7.     I have had prior involvement with the property that is the subject of the Technical Report. The nature of my involvement is mining engineering and consulting services performed for Metallica Resources Inc. and Glamis Gold. Through my previous employment with Mine Reserves Associates, Inc., I participated in the mineral reserve estimation and mine planning work that was incorporated into the Kilborn International (February 1997) and

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          Glamis Gold (November 2000) feasibility studies of the Cerro San Pedro project. Since then, I have performed periodic reserve and mine planning evaluations for Metallica Resources and have authored four previous technical reports for the Cerro San Pedro Project as an independent Qualified Person in 2003, 2005 and 2006.

  8.      I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

  9.      I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

  10.    I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

  11.    I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

  Dated this 31st Day of March, 2007.

  (signed by) "William L. Rose" (sealed)

  Signature of Qualified Person

  William L. Rose, P.E.
  Print name of Qualified Person

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  25     ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

  The information provided in this section was derived from the Glamis Feasibility Study (November 2000) and updated for recent construction and current projections in collaboration with Metallica personnel as noted in Section 5 (Reliance on Other Experts). For purposes of production and costs schedules and cash flow projections, January 1, 2007 represents the beginning of Year 1.

  25.1 Mine Operations

  Mine access is via a 2 km haul road beginning at the leach pad extending north to a single open pit located adjacent to the primary waste disposal facility. Mine development is performed through conventional drill, blast, load, and haul mining method, typical of open-pit mining. Run-of-mine (ROM) ore is hauled directly to the leach pad for processing. Waste mining utilizes the same equipment fleet used to produce ore; however, waste is being deposited in two waste disposal facilities.

  In efforts to reduce capital requirements for the project, MSX chose to employ the services of a contract miner. Bids were received from various mining contractors in the US and Mexico. Washington Group International, a US company, was awarded the contract and they have been associated with the project since December 2003.

  Mineral Reserves

  Mineral reserves were generated from a mineable pit design produced from a Lerchs-Grossmann (LG) economic computer generated pit shell. The computer generated pit utilized third-party metallurgical results and pit stability analysis, historical costs, in-house operating cost estimates, and current contract prices. Table 23 summarizes current mineral reserve estimates based on a gold price of $475/oz and a silver price of $8.00/oz.

Table 23
Combined Proven and Probable Mineral Reserves
Ore Tonnes x 1000	Gold (g/t)	Silver (g/t)	Waste Tonnes x 1000	Total Tonnes x 1000	Contained Gold Ounces x 1000	Contained Silver Ounces x 1000
85,813	0.55	22.5	108,326	194,139	1,510	62,000

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  Pit Design Parameters

  Given the results of the LG evaluation that identified the economic pit, a final mineable pit was developed by WLR Consulting, Inc of Lakewood, Colorado. Slope angles used for design held to criteria established in C.O. Brawner Engineering report dated August 18, 1999. Final highwall slope angle criteria also accounted for wall height and proximity to haul roads for overall highwall slope angles, and the time the wall would be exposed during active mining operations. The design eliminated placing haul roads in the north or west sectors of the pit as a means of minimizing stripping for the project. Although slightly flatter slopes of these walls were used as compared to previous designs, improved stripping requirements resulted. Road geometry considered adequacy for the expected equipment fleet to be used for width and performance characteristics up to the maximum gradeabilty. Maintaining haulage ramps to a maximum of 10% has been proven to maintain fleet performance and equipment longevity. Minimum pushback widths accounted for fleet access and mobility within the active mining areas. The key design parameters are shown in Table 24.

Table 24
Pit Design Parameters
Parameter	Value
Slope Angles:
Interramp – North & West	55 degrees
Interramp – East	52 degrees
Interramp – South	54 degrees
Bench Face Angle	75 degrees
Bench Height	10 m
Vertical Interval between Catch Benches	20 m
Catch Bench Width (toe to crest):
North & West Wall	8.6 m
East Wall	10.3 m
South Wall	9.2 m
Designed Road Width	30 m
Designed Ramp Gradient	10%
Minimum Designed Pushback	55 m
Minimum Mining Width	30 m

  Pit design not only considered the purely operational concerns such as highwall slopes, ramp placement and phase pit geometry, but also encompassed protection of important historical buildings in the village Cerro de San Pedro. The pit exits at the 2070 slot on the west allows for ore delivery to the leach pad and to a secondary west waste disposal area. The pit has another primary exit to the east at the 2100 elevation to allow delivery of waste to the primary east waste disposal area. The final pit is designed respecting the protection boundary set by the Instituto Nacional de Antropologia e Historia (INAH) to protect historic structures. The pit design incorporates haul placement in the pit immediately adjacent to the INAH protection boundary to further buffer the village from long-term highwall exposure.
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  In addition, design of the phased mine plan includes mining slots along the INAH boundary. Mining during the early phase buffers the structures during later mining phases in the higher slopes above the INAH area. Incorporating protection for the INAH structures eliminates some economic ore on the eastern side of the mineralized area.

  Mine Planning

  The Cerro San Pedro open pit was developed based on a $475 per ounce gold price and $8.00 per ounce silver price. The low-grade nature of the deposit dictated the use of large-scale open pit mining equipment for efficient and cost effective mine development. The pit was divided into three phases to provide early ore production and attempt to spread stripping throughout the mine life, build to a sustainable annual ore quantity and provide relatively even ore production over the life of the project. The phased designs ensure that access is logical and available to all intermediate mining areas, and that adequate operating space was provided to achieve the proposed production rates. Haulage profiles were determined and calculated for each bench from each phase to an advancing leach pad or waste dump location for each production year.

  The blasting suspension in 2006 impacted the original mine plan and additional stripping of waste will occur in the first several years of mine life. The current mine plan reflects the additional stripping and in later years the plan also presents an increase in annual ore production as waste production decreases. Therefore, the mining schedule is based on an average annual ore production of 8.6 million tonnes of ROM ore per annum but most years produce 7.5 million tones of ore annually. The life of the mine spans ten years. Average mining cost per tonne of material over the life of mine is expected to be $1.14 for ore and $1.05 for waste.

  Mine Production Schedule

  The schedule was generated based on reserves within the designed pit phases using the following parameters and guidelines:

    An equipment fleet to take advantage of bulk unit cost economies, work within a minimum mining width of 30 meters, minimize loading machines, and keeping equipment needs constant through out the mine life.

    Target of 8.6 million tonnes of ore per annum or 28,000 tonnes per day.

    Gradual ramp up of mine tonnage in Year 1.

    Target high grade and low stripping in the starter pit.

    Minimize mining shift change-over inefficiencies by utilizing extended hour work shifts.

    No mining on Sundays as prescribed by project permitting.

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  The detailed mine schedule is summarized by year in Table 25.

Table 25
Mine Production Schedule
Project Period *	Ore ktonnes	Gold Grade g Au/t	Silver Grade g Ag/ t	Waste ktonnes	Total ktonnes	Strip Ratio
Year 1	6,662	0.56	28.5	11,974	18,636	1.80
Year 2	7,500	0.55	26.2	17,250	24,750	2.30
Year 3	7,500	0.55	22.9	16,875	24,375	2.25
Year 4	7,500	0.57	26.0	15,000	22,500	2.00
Year 5	7,500	0.63	22.7	13,500	21,000	1.80
Year 6	7,500	0.49	18.0	11,250	18,750	1.50
Year 7	7,500	0.45	18.7	9,750	17,250	1.30
Year 8	7,500	0.52	22.6	9,875	17,375	1.32
Year 9	14,229	0.68	25.4	2,105	16,334	0.15
Year 10	12,422	0.44	16.1	747	13,169	0.06
Total	85,813	0.55	22.5	108,326	194,139	1.26
* Year 1 commences on January 1, 2007 and the mine life continues through December 31, 2016 (Year 10).

  Mine Equipment

  Large front-end loaders were chosen as primary loading units to reduce loading costs and to increase mobility in the pit. Off-highway 90-tonne haul trucks were selected as the primary hauling unit, although the haul roads and mine working areas will accommodate larger trucks. This fleet selection is used throughout the industry and provides favorable unit costs for operations of this size.

  Mine mobile equipment requirements are based on the annual mine production schedule for ore and waste, mine shift schedules, and equipment productivity estimates. Table 26 lists the major mine equipment fleet requirements.

  The mine work schedule will be three 8-hour shifts per day, 6 days per week. The mining operation will be idle on Sundays because of the close proximity of the village. If necessary, it will be possible to work on a restricted basis on Sundays, for example drilling or performing maintenance.

  A truck shop complex that includes a maintenance bay, a fuel/wash facility, maintenance offices, and warehouse will support the mine equipment fleet and other equipment. Most maintenance and repairs will be performed on site with contractor employees.

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Table 26
Major Mine Equipment Fleet Requirements
Equipment Type	Yr-1	Yr-2	Yr-3	Yr-4	Yr-5	Yr-6	Yr-7	Yr-8	Yr-9	Yr-10
Blast Hole Drill (DM45)	2	3	3	2	2	2	2	2	2	2
Secondary Track Drill	1	1	1	1	1	1	1	1	1	1
Wheeled Loader (992)	3	3	3	3	3	3	3	3	3	3
Hydraulic Excavator (375)	1	1	1	1	1	1	1	1	1	1
Haul Trucks (90-tonne)	12	13	13	12	12	12	12	12	12	12
Water Trucks	1	2	2	2	2	2	2	2	2	2
Track Dozer (D10)	2	2	2	2	2	2	2	2	2	2
Track Dozer (D8)	1	1	1	1	1	1	1	1	1	1
Motor Grader (16G)	2	2	2	2	2	2	2	2	2	2

  Mine Personnel

  Most mine personnel required to operate the Cerro San Pedro Mine are employed by the mine contractor. Employees include a salaried administrative staff, maintenance, and engineering personnel as well as the daily rate personnel required to operate and maintain the equipment. Minera San Xavier provides additional engineering support, surveying, and mine supervision. Additionally, a Mexican national contractor under the direct supervision of the mine contractor performs all blasting operations. Staffing levels for mine are approximately 125 employees and will maintain that level throughout the life of mine.

  25.2 Gold and Silver Recovery

  Gold and silver recovery is achieved through a typical heap leaching process using dilute cyanide solution to recover metal from the ore on the heaps. The metal enriched solution (pregnant solution) will be transported to the Merrill-Crowe processing facility where the gold and silver will be extracted from the solution using a zinc precipitation process. The resulting precious metal precipitant collected in the filter presses is refined on-site and poured in to gold/silver doré bars. Under security transport, the doré is delivered to a smelter for further refining to separate the gold and silver.

  Metallurgical Investigations

  The Cerro San Pedro project has been the subject of extensive metallurgical investigations that have evaluated the performance of a variety of ore types subjected to various processing flow sheets. The Porphyry Oxide and Begonia Limestone ore types, which represent 66% of the total ore to be processed, can be processed effectively with conventional run-of-mine heap leach technology. These conclusions are further supported by the independent data reviews by McClelland Laboratories, Inc. and Kappes, Cassiday & Associates.

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  In addition to the Porphyry Oxide and Begonia Limestone, the current mine plan calls for processing smaller quantities of Hospital and Barreno Limestones. Other ore types include mixed (oxide/sulfide) and sulfide porphyry ore. At metal prices of $475 gold and $8.00 silver all ore types are economic for ROM heap leaching.

  Key metallurgical parameters are included in Table 27. The recoveries displayed are a result of previous laboratory test work with support of the metallurgical investigation previously described. The reagent consumptions were developed by previous test work and adjusted to reflect laboratory versus anticipated field results. Metallurgical consultant Bruce Thorndycraft investigated and adjusted reagent consumptions.

Table 27
Current Metallurgical Parameters by Ore Type
Ore Type	% Recovery (run-of-mine)		Reagent Consumption (kg/t)
	Au	Ag	NaCN	Pebble Lime
Porphyry Oxide	75	40	0.20	2.0
Porphyry Mixed	30	40	0.40	4.0
Porphyry Sulfide	20	30	0.40	4.0
Begonia Limestone	55	25	0.20	2.0
Barreno Limestone	20	5	0.20	2.0
Hospital Limestone	35	10	0.20	2.0
Weighted Average	59	34	0.24	2.36

  At Cerro San Pedro, the resource value is entirely precious metals (Au and Ag), therefore, the metallurgical investigation process focused on determining the ultimate precious metal recoveries that could be achieved. Typically Au recovery would be estimated by running bottle roll tests, generally at high solutions to solids ratios, to provide preliminary recoveries of precious metals. Scoping style bottle roll tests would be followed up by column tests. A significant number of both of these standard tests were conducted separately on three of the main Cerro San Pedro ores, Barreno, Begonia, and Porphyry Oxide. Other investigations focused on the viability of processing Porphyry Mixed and Sulfide material.

  Seven distinct mineral types have been determined by different geological and metallurgical characteristics and are listed in Table 28 denoting their respective portion of the deposit.

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Table 28
Process Tonnage by Ore Type
Ore Type	Tons Ore x 1000	Tons Ore % of Total
Porphyry Oxide	55,799	64.6%
Begonia Limestone	10,000	11.6%
Barreno Limestone	1,425	1.6%
Barreno MnOx Limestone	1,494	1.7%
Hospital Limestone	2,424	2.8%
Porphyry Mixed	11,247	13.0%
Porphyry Sulfide	4,024	4.7%
Subtotal	86,413	100%
Less unknown U/G voids	600
Net Mineral Reserves	85,813

  Process and Design Engineering

  The process flow sheet incorporates a conventional run-of-mine heap leach operation with a Merrill-Crowe zinc precipitation recovery plant. The ore processing rate is expected to average 8.6 million tonnes per year (28,000 tonnes per day) based on a six-days-per-week operation. A simplified schematic flow sheet is presented as Figure 4 (see Section 26).

  Process plant facilities have been located based upon topographic constraints of the site. The leach pad is located in a broad, flat valley area along and to the south of the paved road leading to the Cerro de San Pedro Village (elevation: 1935 m), approximately 2 km from the pit exit ramp. The solution recovery plant is situated in close proximity to the leach pad (elevation: 1930 m). A general layout of the Cerro San Pedro project site is presented in Figure 5 (see Section 26).

  The process plant is designed for flow rate of 4,000 gallons per minute (21,804 cubic meters/day) and will treat a total of 86 million tonnes of ore over a ten-year mine life. Average overall recoveries are expected at 59 percent for gold and 34 percent for silver, yielding an average annual production of 89,000 ounces of gold and 2.1 million ounces of silver, or approximately 125,000 gold equivalent ounces per year for a total recovery of 893,000 ounces of gold.

  Run-of-mine ore will be trucked from the mine to the leach pad in 90-tonne haul trucks at a nominal rate of 28,000 tonnes per day. The 2 kilometer long, 30-meter wide haulage road will exit the open pit at elevation 2070 meters and enter the leach pad at elevation 1990 meters. A pebble lime silo will be located at the entrance to the leach pad ramp. Each loaded haul truck will stop at the lime silo, where pebble lime will be added to the load at a rate sufficient to maintain the desired dosage (2 kg lime per tonne of ore). Ore is stacked by truck dump in 10 meter lifts. The ore will be spread by a track-mounted D-8 bulldozer, and ripped to a depth of 3-4 meters before leaching commences.

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  Heap Leach Pad

  The design and construction of the leach pad involves two phases. Construction of phase 1 began in 2006 and will be complete in 2007. In most areas the leach pad grading has been designed to follow existing topographic contours; however, in 2006 a large outcrop was removed to increase the overall stability and to increase the overall capacity of the leach pad. Each phase of the pad will be divided into cells where collection pipes will gather process solution for transport to the main collection pipe located on the west side of the leach pad. The first phase will be stacked to 70 meters and will store 57 million tones of ore. The second phase will increase the storage capacity to 100 million tonnes by expanding the leach pad footprint to the east and raising the heap height.

  The leach pad liner system will be a conventional composite liner, consisting of a 1.5 mm low density polyethylene (LLDPE) primary liner underlain by a 0.3 meter compacted fine-grained low permeability soil (clay) liner in intimate contact with the LLDPE. To protect against impact from truck dumping activities and to enhance solution percolation and drainage, the top surface of the leach pad liner will be overlain by a 1-meter bedding layer consisting of minus 19 mm crushed ore or 38 mm screened aggregate.

  Solution from the leach pad flows into a 600 mm collection pipe which serves as a storage facility for pregnant solution. At the end of the collection pipe two ponds were constructed as backup facilities for process solution, storm water, and emergency overflow. The process pond will remain empty during normal operating conditions. Pond construction for this facility in cross-section includes 0.20 m clay liner, 1.5 mm LLDPE liner, leak detection GEONET, and 2.0 mm high density polyethylene liner (HDPE). The second pond is used for emergency storage and for the collection of disposed filter aid. The emergency overflow pond in cross-section includes a 0.20 m clay liner overlain by 2.0 mm HDPE liner.

  Pregnant solution is pumped from the 600 mm collection pipe to the clarifier filters in the Merrill Crowe plant. Barren solution is pumped from the barren solution tank through solution distribution piping and irrigation drip emitters for application onto the surface of the ore. Solution application will require a minimum of 90 days of leach time prior to the stacking additional lifts on top of the ore.

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  Merrill-Crowe Recovery Plant

  The precious metals are recovered from the pregnant solution in a typical Merrill-Crowe zinc precipitation plant. Pregnant solution is pumped from the collection pipe to the clarification filters and then the clarified solution is transferred to a de-aeration tower for removal of oxygen from the solution. Zinc dust is added to the solution to precipitate the precious metals. The solution containing the precipitated precious metals is filtered to recover the precious metals.

  The precipitate is manually removed from the filter press and placed into a mercury retort furnace for mercury removal. From the retort, the precipitate is mixed with fluxes and then loaded into an electric-melting furnace and the molten metal is then poured into 31 kg molds. Doré bullion is cleaned, weighed, sampled, and stored in a vault awaiting shipment. Once gold and silver are removed from the solution, the barren solution from the precipitate filters flows to a barren solution tank, which is then pumped back to the leach pad circuit.

  The refinery area is a high security, limited-access area. A closed circuit television system with redundant video recording monitors the whole refinery area including the entrances (inside and outside). All refinery access doors are linked to an alarm system, which records every access door movement. Movement detectors are also linked to the alarm system.

  The process building houses the overall plant facilities such as the Merrill-Crowe recovery plant, the refinery, and the reagent storage area. The refinery is enclosed in a secured building. Other facilities are under an open-sided roof, or are left uncovered. The metallurgical and assay laboratory is located adjacent to the process building.

  The assay lab is sized to perform sample preparation and fire assay gold analyses on a nominal 200 samples in a 24- to 36-hour turnaround time.

  Process Personnel

  Process personnel are under the overall direction of a process manager. Staffing levels for process are fairly stable from year to year at approximately 37 employees.

  25.3 Infrastructure

  Because the project site is in close proximity to the city of San Luis Potosi (SLP), many of SLP’s support facilities will be used. Infrastructure required for project development includes all road work; raw water storage and distribution; relocation and development of community infrastructure; and stabilization of the San Pedro Apostol church.

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  Roads

  Road improvements were completed on approximately 8.5 kilometers of the existing 10.2 km off-site access road from the SLP Periferico road to the main entrance to the project site, including re-grading, widening, installing of additional drainage ditches, re-sloping, and improving a bridge crossing.

  A 500-meter road was construction from the public road to the plant site. At the entrance of this road is a gatehouse to provide security for access on to company property. In addition, a 1.6 kilometer mine access road will be constructed 25 meters wide to accommodate the large mine equipment from the plant area to the run-of-mine haul road on the north corner of the leach pad.

  Water Supply

  Based on detailed water balance calculations, the project is estimated to require a maximum of one million cubic meters per year for processing and dust control. MSX has developed a water production well near La Zapatilla, some 1.8km southwest of the process building. The company has acquired titles for pumping rights for 1,010,234 cubic meters per year. The company has also acquired and additional 360,000 cubic meters of water rights for which it is awaiting receipt of title from Comision Nacional de Agua (CAN). This acquisition brings the total to 1,370,234 cubic meters, which is in excess of the estimated project requirements. Water will be pumped to a tank above the process plant and will be distributed by gravity to the process plant and other facilities. A second water tank is located approximately halfway along the mine haul road and will be used to for dust control in the mine and on roadways.

  Other Project Facilities

  A main office complex is located north of the gatehouse and is made up of a series of mobile office trailers. The gatehouse is equipped with a manually operated access gate and is providing 24 hour per day, seven days per week access control to the mine site. Vehicle parking is available at the gatehouse, office complex, and adjacent to the processing facilities.

  In the future, the construction office will serve as a general training and meeting facility. Process management will also be located in this facility.

  Community Infrastructure

  Currently four houses have been constructed and more are planned for those Cerro de San Pedro families who have been or will be displaced as mine activities approach the safety buffer zone on the southwest corner of the village. MSX is providing potable water, sewage disposal facilities, electrical power, and construct access roads and sidewalks to these new houses. The San Pedro

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  Apostol church will also be stabilized as a part of MSX's commitment to protect historic monuments and structures. Studies are currently underway to investigate best engineering practices to stabilize the foundation beneath the church.

  The entire La Zapatilla village was relocated 0.5 km south-southwest of the process building and renamed Nueva La Zapatilla. In addition to new houses, the reconstruction of this village included a school, church, access roads, an electrical transmission line, potable water system, sewage disposal facilities, and a rainwater collection pond.

  25.4     Markets

  Gold is traded on world markets with benchmark prices set daily on the London Metal Exchange. As a financial instrument, gold is held as a safeguard against the collapse of paper assets such as stocks, bonds, and currency. Gold is also used for jewelry, electronics, dentistry, and other applications. Because of its superior properties, gold is rarely consumed and as a result most historical gold production remains today. The above-ground inventory of gold continues to grow and subsequently individual producers of gold generally do not influence daily pricing.

  25.5     Contracts and Agreements

  Minera San Xavier contracts its mining activities to a mining contractor. As such, this contract represents approximately 50% of the cost of production. MSX has the right to terminate the mining agreement (for a fee) should it decide to perform the mining activities itself. The mining contract with Washington Group International is consistent with industry practices.

  MSX currently controls land owned by the ejido of Cerro San Pedro through a lease agreement and temporary occupancy agreement. The terms of the agreements are 15 years for the ejido lease and life-of-mine for the temporary occupancy.

  Other contracts with terms of generally one year include blasting, legal, public relations, and professional services.

  25.6     Environmental, Permitting and Socioeconomics

  Mexican environmental regulations addressing permitting and operation of mines have been subject to significant changes in recent years with new standards and policies continuing to be developed. The General Law on Ecological Equilibrium and Protection of the Environment requires certain types of projects, including mining operations, to complete a Manifestacion de Impacto Ambiental [Manifest of Environmental Impact] ("MIA"), if the project has the potential to cause an ecological imbalance or to exceed limits and conditions in applicable environmental regulations.

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  A major objective of the MIA process is to demonstrate that the project impacts will be in compliance with principal environmental regulations for prevention of water and air pollution, noise limits, hazardous waste use and transport, and the project will be in compliance with the Normas Oficiales Mexicanas [Official Mexican Standards].

  MSX was issued an Environmental Authorization with respect to its MIA for the Cerro San Pedro project by the Mexican federal agency, Secretaria de Medio Ambiente y Recursos Naturales [Secretary of Environment and Natural Resources] ("SEMARNAT") on February 26, 1999. The Environmental Authorization lists various conditions which MSX is required to observe with respect to its operations at the Cerro San Pedro project. Most of these items are normal business activities associated with operating a mine. The Environmental Authorization is the primary federal permit required for the approval of the proposed mine.

  In April 2006 and as a result of a Federal Court ruling, SEMARNAT issued a new Environmental Authorization that complied with the requirements of the Federal Court order. The Environmental Authorization granted in April 2006 is valid for a twelve-year period through April 2018. The Environmental Authorization lists over 90 conditions that MSX is required to satisfy, most of which relate to the reclamation phase of the project.

  MSX is required to obtain an annual explosives permit during mine construction and operations. All mine explosives permits in Mexico expire at the end of the calendar year. In December 2006, MSX received its explosives permit for calendar year 2007. MSX is also required to obtain a renewal of its municipal construction and operating licenses on an annual basis. The company is current with its municipal construction and operating licenses.

  MSX was granted a local Land Use License in 2004. This license has numerous conditions and recommendations for which the company has agreed to fulfill. The most significant of these include 1) stabilization of the Cerro San Pedro Apostle Church, 2) formation of a technical committee to oversee an environmental audit of the project with respect to the conditions and recommendations in the Land Use License and 3) preferential hiring treatment for residents from the local and surrounding communities.

  Environmental Baseline

  Water Quality

  Because there are no perennial streams and groundwater is limited or deep within and adjacent to the project area, there is little risk of impacting any surface or groundwater. With the arid climate and low precipitation in the region, there is low potential for production of large volumes of seepage from within the spent leach pad, mine open pit, or the waste rock facility. Potable water in the SLP valley is contained in either permeable alluvium, conglomeratic to sandy rhyolite tuff, or fractured latite. Water quality testing in several wells within these aquifers show that metals and most other constituents are well below the maximum allowable limits. Limited deep groundwater is located in fractured limestone, porphyry, and latite beneath the project site, including the La Zapatilla heap leach area. No hydrogeological connection is believed to exist between the limited deep groundwater located near the project site and the down-gradient potable, uncontaminated SLP groundwater aquifers.

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  Water Supply

  MSX obtains its water supply from a well it recently drilled within the eastern limit of the potable SLP aquifers approximately 1.8km southwest of the process plant/western edge of the leach pad. Drawdown modeling of the effects of average pumping from this location for required Cerro San Pedro project water shows that the surrounding potable aquifers will not be impacted.

  Rock Geochemistry

  A number of routine static-type acid-base accounting tests were conducted to determine if rock types present at Cerro San Pedro had the potential for acid generation. As expected, limestone rocks (the major waste rock type) have substantially high neutralization potential, while porphyry rock types (the major rock type) have the potential to produce acid depending on the amount of contained sulfide-bearing minerals. Further kinetic (humidity cell) testing was performed on the three porphyry rock types. This test work indicates that Porphyry Oxide (the majority of porphyry rock type mined as ore and waste) generates weakly acidic to slightly alkaline leachate with limited release of metals. Porphyry Mixed and Sulfide types, which represent less than 20 percent of reserves, produce moderate to high acidic leachate with relatively high release rates of contained metals.

  Biological

  Three main vegetation types exist in the project area, all typical of plant communities established in an arid climate, hilly terrain and soil derived from limestone bedrock. These plant communities are characterized by Yucca species and some large and small cactus in the north half of the project area and with more abundant large and very thorny cactus species in the south and west portions of the project area. Over 100 vegetation species were identified in the project area. Three of these species found throughout the project area (all cactus) are considered endangered, rare, and subject to special protection.

  Wildlife is limited by the natural characteristics of the project area, primarily the arid climate and low vegetation production. Several bird species typical of desert areas are present and the State of SLP also falls within an important migration route for waterfowl (particularly ducks). Five species within the project area are considered endangered and/or protected and include the sparrow hawk, rattlesnake, whipping snake, desert turtle, and viper snake.

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  Archaeological / Historical

  Historical buildings and monuments, including two churches, are common in the village of Cerro de San Pedro, and authorities have established a protection zone to ensure that these are preserved. The church closest to the proposed pit, the San Pedro Apostol church, has already suffered structural damage due to uneven settling of its foundation and poor maintenance over the years. A series of studies and tests have taken place in the past, led by state authorities and supported/assisted by MSX, to determine means to stabilize and rehabilitate the church.

  In addition to identifying baseline conditions, the MIA and MSX have also identified areas of potential environmental impacts and related mitigation strategies. The MIA Resolution documents these areas of impacts and presents a schedule for submission of plans and studies for their mitigation in order to obtain final MIA authorization. The following text summarizes the overall environmental management plan that addresses prevention and protective measures to be taken during operations.

  Environmental Management

  Vegetation and Wildlife

  To ensure protection of the biological resources of the area, particularly the three protected cactus species, MSX has rescued and protected these species (and others that will improve subsequent reclamation success) prior to operations. At the end of operations, these species will be re-established at properly prepared sites. Wildlife species, particularly birds, are being protected from any hazardous ponds by eliminating exposure to process solutions. MSX also established sources of fresh water for wildlife.

  Materials Management and Safety

  All materials are managed to prevent accidents and spills and to protect the safety of workers and the public. A plan for proper explosive handling and measures to ensure the safety of workers and any inhabitants or visitors in the safety buffer zone is crucial. Blasting will occur at the end of each shift or at other times as coordinated with local authority assistance, to minimize disruption and impact to the village of Cerro de San Pedro. Contingency plans will also be developed to address any emergency situations.

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  Waste Management

  A plan to encapsulate potentially acid generating (PAG) waste rock has been incorporated into a waste rock management plan. MSX will conservatively classify Porphyry Oxide waste rock as PAG along with Porphyry Mixed and Sulfide to ensure there is no miss-classification of PAG during operations. The dump is also constructed on limestone bedrock. Because of the high proportion of limestone, the selective handling, placement, and isolation of PAG material within the dump will prevent oxidation of sulfides and generation of acid rock drainage. Water balance modeling indicates that little or no effluent is expected to emanate from the waste rock dump.

  Because groundwater is significantly below the mine pit, the only contribution to water in the pit will be from precipitation and run-off from surrounding areas. Based on the current design, the maximum accumulation of pit water is estimated at a depth of 5m following a large storm event. A majority of the high walls will be either limestone or Porphyry Oxide; as such water runoff from these areas will act to neutralize water accumulated during storm events. Moreover, the overall arid conditions and deep groundwater at Cerro San Pedro should contribute to a low potential for development of acidic conditions in the open pit.

  Studies will be conducted during operations to determine if spent ore on the leach pad will have the potential to generate acid leachate upon closure. The control of heap solutions and leachate is discussed under water management.

  Hazardous wastes, such as lead-acid batteries, solvents, spent laboratory chemicals, etc. are being collected and properly disposed in an approved off-site facility. Non-hazardous (solid) wastes such as domestic garbage, sewage, construction debris, and plastic are being managed using waste minimization, on- and off-site recycling, or burial in an off-site disposal facility. Other industrial wastes such as scrap steel, used rubber, or empty plastic drums may be made available for resale, or returned to the supplier.

  Water Management

  The potential impacts to water at the site will be managed during operations and post-closure in several manners. Potable water will be conserved, particularly with regard to the closure strategy of detoxifying/depleting heap solutions by recirculation/evaporation of solutions versus rinsing with fresh water. Collection of natural run-off into operational facilities (the pit, dump, and leach pad) will be limited by diversion structures, thereby decreasing the potential to generate leachate and/or acid rock drainage. During operations and post-closure, cyanide heap solutions and/or any potential residual leachate will be isolated from the underlying bedrock by a geo-synthetic liner system. Other operational controls include systems to monitor any potential solution leakage from the pad.

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  Air Quality and Noise Management

  An air quality management plan includes measures to minimize air emissions from major sources (fugitive dust from haul trucks and air-borne metals from the Merrill-Crowe recovery plant). The effects of noise generated by blasting are minimized through appropriate scheduling. Employees are required to wear hearing protection in areas where noise exceeds safe levels. Currently the company is monitoring all blasts to ensure that vibration and air blast levels stay within the allowable standards.

  Monitoring

  Monitoring activities are being performed according to internationally accepted standards and the requirements of SEMARNAT. Identifying changes that could take place in the environment due to project development; evaluating effectiveness of preventive and control measures; and ensuring compliance with environmental regulations are the main objectives of the monitoring program.

  Socioeconomic Programs

  The development of the Cerro San Pedro Project required the relocation of the 21 families that live in the village of La Zapatilla to make room for the leach pad. In addition, open pit mining operations will take place adjacent to the village of Cerro San Pedro where 24 families live as permanent residents. Of these families, 20 in La Zapatilla village will be relocated to a new village built by MSX approximately 2 km southwest of the present La Zapatilla village. In Cerro San Pedro an undetermined number may choose to be relocated to new housing built by MSX within the village. Some families in Cerro San Pedro have been compensated by relocating to a new house (built by MSX) or by accepting a monthly housing allowance. As part of the community infrastructure of the new La Zapatilla, MSX provided a school that can accommodate up to 40 children.

  The Cerro San Pedro project created approximately 230 jobs. MSX has a policy to give preferential hiring consideration to people from communities nearby the project, providing direct improvement of economic status to many families. MSX is also committed to assist in the sustainable economic and social development of the area surrounding the project, including the villages of Cerro de San Pedro, Cuesta de Campa, Monte Caldera, and La Zapatilla. An urbanization plan for this area has been developed that considers the baseline socioeoconomics and the future benefits that the project will generate. A non-profit foundation has been established by MSX to administer funding that MSX will provide for the preservation of the village of Cerro de San Pedro and donate assistance for the community. The foundation is structured to require community participation and be self-sustaining for the long term. Programs the foundation will support include preservation of the two historical churches in Cerro de San Pedro, promotion of tourism by establishing cultural programs, and development of conservation programs such as the botanical gardens and self-sustaining cottage industries that will be compatible with tourism in the area.

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  Reclamation and Closure

  The closure and reclamation strategy for the Cerro San Pedro project has been developed by MSX with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing. SEMARNAT has agreed to allow the company to fund its reclamation obligation during mining operations. The schedule for completing the closure activities is controlled by the requirements contained in the Environmental Authorization; specifically that site reclamation is required to be completed within four years of final processing. The total closure and reclamation costs are estimated to be $4.3 million.

  Heap Leach Facility

  The heap leach facility closure objective is the chemical and physical stabilization of the spent ore pile. Anticipated closure activities for the heap include detoxification and depletion of the heap effluent through volatilization/evaporation during recirculation of solution, growth medium placement of approximately 20 cm of soil on the top and side slopes of the heap, revegetation by transplanting seedlings and cuttings of native species, and monitoring to evaluate success. A finite quantity of residual effluent may require disposal, but passive disposal techniques (such as a Biopass system) will be evaluated. Recontouring of the heap side slopes may be necessary to ensure long-term stability of applied cover soil.

  Mine Waste/Waste Rock Dumps

  The waste rock disposal site closure objective is primarily the physical stabilization of the facility. Reclamation activities at the waste rock dump are expected to be limited to selective topsoil placement, revegetation and monitoring reclamation success. A limited quantity of growth medium application is anticipated because of the limited quantity of growth medium available from the facility footprint. Revegetation efforts will focus on growth medium placement in microsites, and primarily consist of transplanting mature plants in the manner described for the heap area. Revegetation of the dump side slopes will rely on volunteer invasion by native plants over a long time period. Potentially acid-generating (PAG) waste rock will be isolated within the crest confines of the dump in accordance with the waste rock management plan, within areas where vegetation may be established to inhibit deep infiltration.

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  Mine Pit

  The mine pit closure objective is primarily one of securing the site. Key activities involve installing a barbed wire fence around the perimeter of the pit to prevent access by people, livestock, and wildlife. A perimeter diversion ditch is planned to limit surface water flow into the pit. To mitigate the potential for acid drainage in the pit floor where storm water may periodically accumulate and dissipate, partial backfilling with a small quantity of limestone waste rock has been accounted for in contingency costs. Limited revegetation efforts are anticipated around the pit crest in selected areas where visibility is a factor. Monitoring of the revegetation efforts and inspection of the fencing and ditch will be conducted in coordination with monitoring of the reclaimed heap.

  Infrastructures

  All other site facilities have been categorized under infrastructure and include roads, buildings, process facilities and any other foundation pads, tanks and pipelines. Reclamation objectives include the removal of any environmental liabilities and the return of the site to a condition that resembles pre-mining conditions or restores productivity. All salvageable items will be removed from the site. Potentially hazardous items will be disposed of in a licensed facility. Remaining items that are inert may be either demolished and buried on site in a construction debris landfill or buried in place. Particular structures may be preserved and donated to the local municipality for use by the community. Roads that will not be required after mine closure will be regraded and revegetated to approximate pre-mining conditions.

  Reclamation Schedule and Costs

  The schedule for completing the closure activities is controlled by the requirements contained in the MIA, specifically that completion of site reclamation shall be within four years of final processing. This timeframe allows for the depletion of heap effluent using evaporative recirculation without a need for external management facilities. A two-year period of continued, but slowly reduced, solution flow through the heap is anticipated following the last placement of ore on the heap. The majority of the available precious metals should be recovered from the heap at the end of this two-year period, which would coincide with the conclusion of formal processing at the project. Formal reclamation and closure activities of the heap will then be initiated, starting with a two-year period of enhanced solution loss through evaporation and natural attenuation. At the end of this two-year period (Years 11-13), the residual solution should be totally drained from the heap. Following this period, the heap will be regraded, cover soil applied, and the heap revegetated and the process and recovery equipment removed. Reclamation and closure activities of the majority of the site buildings, the open pit, and the mine waste dump will be initiated starting immediately after the conclusion of mining. Annual monitoring would be conducted thereafter to ensure the successful development of vegetative communities and check the general physical stability of the reclamation measures.

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  All cost estimates associated with closure and reclamation activities are summarized in Table 29.

Table 29
Closure and Reclamation Costs
Facility/Activity	Year 11*	Year 12	Year 13	Year 14	Total
Leach Pad
Detoxification/pumping		200,000	200,000		400,000
Passive treatment		75,000	75,000		150,000
Physical stabilization:
Geosynthetic liner			250,000	250,000	500,000
Slope regrading			630,600	900,000	1,530,600
Cover soil placement			220,000	228,000	448,000
Revegetation:
Soil building				25,000	25,000
Planting			58,200	120,000	178,200
Subtotal		275,000	1,433,800	1,523,000	3,231,800
Waste Rock Dump
Physical stabilization:
Topsoil placement	30,800				30,800
Revegetation:
Soil building	100,000	78,000			178,000
Planting	100,200	60,000			160,200
Subtotal	231,000	138,000			369,000
Mine Pit
Pit floor backfilling w/ls	21,000				21,000
Institutional controls:
Imp. Run-on diversion	1,100				1,100
Perimeter fencing	5,900				5,900
Revegetation/planting	10,000	10,000			20,000
Subtotal	38,000	10,000			48,000
Infrastructures
Demo/salvage/removal	80,000	20,000			100,000
On-site disposal	40,000	10,000			50,000
Road recontour/reclam	20,000	20,000	7,500		47,500
Rehab disturbed areas	26,000	20,000	10,000		56,000
Subtotal	166,000	70,000	17,500		253,500
TOTAL	435,000	493,000	1,451,300	1,523,000	3,902,300
Contingency (10%)	43,500	49,300	145,100	268,200	390,200
TOTAL	478,000	542,300	1,596,400	1,675,300	4,292,500
* Year 11 commences on January 1, 2017

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  25.7     Taxes and Royalties

  The regular income tax rate applicable to corporations in Mexico is 28 percent on taxable income. An effective tax rate of 28% is used in the economic model. The rate is applied to income after deductions for usual business expenses, asset depreciation, and prior year losses. Profit sharing with employees is not fully deductible. Dividends paid out of CUFIN (net taxable income account) are not subject to withholding taxes. Dividends paid when the company has negative balance in its CUFIN account are subject to withholding taxes at a 39% rate.

  In addition to the regular tax, an alternative minimum tax on assets must also be considered because a Mexican taxpayer pays, in any given year, the higher of those two taxes. The asset tax commences in the second year of a commercial enterprise and is based on total assets of the business for that year as determined after depreciation. The total asset base is then multiplied by 1.25 percent to obtain the asset tax. This tax is recoupable within ten years to the extent that in any of those following years, the regular income tax exceeds the asset tax for that particular year. Any losses (negative taxable income) incurred in a given year can be carried forward for up to ten years and applied to reduce future taxable income.

  The Value Added Tax (VAT) is assessed on all services and capital assets when purchased or imported into Mexico. The rate is 15 percent of the purchase price or imported value plus duties. An accelerated reimbursement provision is available for all VAT credits. The reimbursement period is generally three months, resulting in the repayment of the tax often in the same year in which it is paid.

  The only outstanding royalty is a 1.95% gross value royalty owned by Newmont Mining.

  25.8     Capital Costs

  The capital costs for the Cerro San Pedro project are included in Table 30. Capital costs for pre-production are actual costs incurred in 2006. Future cost estimates are prepared by MSX and are based on vendor estimates and historical costs. No adjustment has been provided for future price escalation or inflation.

  Most of the construction materials and skilled labor are available in Mexico. San Luis Potosí is a relatively large city and most of the services required for project construction are available within the local vicinity. New and/or used material and equipment purchased outside of Mexico, will be imported under the North America Free Trade Agreement (NAFTA) and/or the Mexican PITEX program, which allows corporations exporting their finished product and operating under specific criteria, the ability to temporarily import equipment and material free of duties and sales tax.

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  The summary of capital costs is divided into major areas and outlines the following:

    Construction capital during preproduction and 2007 totals $59.2 million. However, excluding 2007 owners cost for capitalizing pre-commercial operating expenses, the construction capital during this period is $35.1 million.

    Sustaining capital expenditures includes the construction of phase 2 of the leach pad in Year 3 ($3.9 million).

    Overall capital cost estimate, incorporating preproduction, construction costs, and sustaining capital totals $69.1 million.

Table 30
Summary of Capital Costs by Area
(All costs are in US$ x 1000)
				Total
	Preproduction			Excluding
	2006	2007	Sustaining	Preproduction
Haul Road / Pre-stripping	5,553	3,599	0	3,599
Processing	9,375	5,060	3,965	9,025
Infrastructure	2,484	259	0	259
Construction Indirects	1,808	160	0	160
Owners Cost*	6,782	24,148	0	24,148
Construction Total	26,002	33,226	3,965	37,191
MSX Capital	4,300	1,645	0	1,645
Total	30,303	34,872	3,965	38,836
* Owners costs in 2007 capitalize Q1, Q2 & Q3 pre-commercial production operating costs.

  25.9     Operating Costs

  Approximately 194 million tonnes of material (ore and waste) will be mined and 86 million tonnes of ore will be processed at Cerro San Pedro over a mine life of 10 years, at an average ore processing rate of 28,000 tonnes per day, or approximately 8.6 million tonnes per year. The grade of gold and silver is fairly stable over the life of the mine. The mined grade and process recoveries have a major influence on the overall operating cash cost per ounce of gold, silver, and gold equivalent produced. In addition, the waste/ore ratio varies somewhat over the life of the mine, which also impacts the overall cash operating costs.

  The unit operating costs covering areas such as mining, processing, general/administration (G&A) and reclamation are relatively stable over the mine life. The average operating cost by area is shown in Table 31 and totals $3.98 per tonne of ore (including waste mining) over the life of the project.

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Table 31
Life-of-Mine Unit Operating Costs
	Total	Percent of
	$/ore tonne	Total
Mining	2.34	59
Processing	0.99	25
G&A	0.60	15
Reclamation	0.05	1
Total	3.98	100

  25.10 Economic Analysis

  The project cash flow analysis includes net revenues, operating costs, capital, and taxes beginning in 2007. This information has been formulated into an economic model that evaluates the project’s financial criteria on an after-tax basis using constant dollars (first quarter 2007). Metal prices in 2007 and 2008 were higher than the remaining life of mine prices of $500 per ounce of gold and $8.33 per ounce of silver in the base case evaluation. Sensitivity analyses evaluating the impact of varying project capital and operating costs as well as gold and silver prices are included in Table 32.

  Economic Model

  The economic model used for financial evaluation of the Cerro San Pedro Project is based on an in-house-derived (Metallica/MSX) spreadsheet generated using Microsoft Excel® software. The model is quite flexible and accounts for yearly variations in material mined and processed, recoveries, operating costs, and capital expenditures. From these input areas, the model generates cash flow estimates on an annual basis. A summary of the economic model spreadsheet and results are included in Table 32.

  Cash flow sensitivities are displayed in Table 33. Results indicate project cash flows are moderately sensitive to gold price, no surprise given the low-grade nature of the deposit. However, at today’s gold price (approximately $650 per ounce), the project generates a robust cash flow based on current operating parameters.

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Table 32
Cerro San Pedro Project Economic Analysis
	Units	Year 1*	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year11	Total

Gold Price	$/oz	600	550	500	500	500	500	500	500	500	500	500
Silver Price	$/oz	10.00	9.17	8.33	8.33	8.33	8.33	8.33	8.33	8.33	8.33	8.33
Gold Production	oz	44,018	80,261	81,950	87,353	99,111	79,056	73,612	82,288	158,107	90,431	17,199	893,387
Silver Production	000 oz	1,018	1,770	1,769	2,013	1,978	1,664	1,638	1,947	3,926	2,928	612	21,264
Gold/Silver Revenue	$ 000	36,587	60,368	55,716	60,453	66,043	53,395	50,457	57,372	111,774	69,619	13,699	635,483
Net Revenue (less trans,
refining & royalty)	$ 000	35,288	58,138	53,560	58,114	63,487	51,329	48,504	55,152	107,448	66,924	13,169	611,112

Total Operating Cost	$ 000	8406	36,683	37,684	36,211	34,341	32,613	30,921	31,350	36,982	32,885	1,737	319,813
Taxes, Capital and
Working Capital	$ 000	37,877	<129>	4,191	399	7,601	4,672	4,363	6,223	19,518	7,899	<129>	92,485
Project Cash Flow	$ 000	<10,995>	21,584	11,685	21,504	21,545	14,043	13,220	17,579	50,948	26,140	8,561	198,814
* Year 1 commences on January 1, 2007

Table 33
Cash Flow Sensitivities
(in millions of US$)
Base Case:
2007 = $600 Au / $10.00 Ag
2008 = $550 Au / $9.17 Ag
2009-2017 = $500 Au / $8.33 Ag

Change	Capital Costs	Operating Costs	Gold Price	Silver Price

+20%	191.1	134.9	289.8	234.9
+10%	194.9	166.8	244.3	216.9
0%	198.8	198.8	198.8	198.8
-10%	202.7	230.8	153.3	180.8
-20%	206.6	262.8	107.8	162.7

  Project payback, including preproduction expenses, will occur in approximately 3.5 years based on the above economic evaluation. If current metal prices are sustained ($650 Au & $13 Ag) payback will occur in approximately 2.1 years.

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  25.11 Mine Life

  The proven and probable mineral reserves contain about 1.5 million ounces of gold and 62 million ounces of silver in 86 million tonnes of ROM ore, sufficient for 10 years of mine life at a calculated average production rate of 28,000 tonnes of ore per day.

  Exploration potential for the Cerro San Pedro oxide deposit is limited; therefore, there are no immediate plans to perform surface exploration for additional oxide reserves.

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  26     ILLUSTRATIONS

LIST OF FIGURES

		Page

1	Cerro San Pedro Project Location	75
2	Lerchs-Grossmann Pit Shell at $475 Au & $8.00 Ag	76
3	Ultimate Pit Plan at $475 Au & $8.00 Ag	77
4	Simplified Process Flow Sheet	78
5	General Site Layout	79

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  Figure 1 - Cerro San Pedro Project Location
  (taken from Feasibility Study)

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  Figure 2 - Lerchs-Grossmann Pit Shell @ $475 Au & $8.00 Ag

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  Figure 3 - Ultimate Pit Plan @ $475 Au & $8.00 Ag

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  Figure 4 - Simplified Process Flow Sheet
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  Figure 5 - General Site Layout

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